UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 20, 2007
BHP Billiton Limited
(Translation of registrant’s name into English)
180 Lonsdale Street Melbourne VIC 3000 Australia
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Attached is the Off-market Buy-Back Booklet (the “Booklet”) released by BHP Billiton Limited outside the United States (and Canada). The Buy-Back is not being made in the United States (or Canada) or by United States (or Canadian) jurisdictional means. The Buy-Back is not available to any person in the United States or to any US person (as defined under Regulation S under the Securities Act of 1933, as amended) or any resident of Canada. The Buy-Back is being made, and is intended to be available, only in countries outside the United States and Canada.
The attached Booklet is being submitted in accordance with the requirements to furnish a Form 6-K pursuant to the Securities Exchange Act of 1933, as amended, and not to induce, direct or indirect, participation by any person in the United States or any US person (as defined) or any resident of Canada. Accordingly, the attached does not include any means of tendering any securities of BHP Billiton Limited.
BHP Billiton will not accept Tender Forms:
(a) from any person who does not represent that they are not (and they are not acting on behalf or for the account of a person who is) in the United States, a US Person or a resident of Canada; or
(b) that have been postmarked in the United States or Canada or that otherwise appear to BHP Billiton or its agents to have been sent from the United States or Canada.
American Depositary Receipts representing BHP Billiton Limited shares may not be tendered in the Buy-Back.
THIS BUY-BACK IS NOT AVAILABLE TO PERSONS IN, AND THIS DOCUMENT IS NOT TO BE DISTRIBUTED INTO, THE UNITED STATES OF AMERICA OR CANADA
BHP Billiton Limited
ABN 49 004 028 077
OFF-MARKET BUY-BACK BOOKLET
THIS IS AN IMPORTANT DOCUMENT
IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, PLEASE CONSULT YOUR FINANCIAL, TAXATION OR OTHER ADVISER IMMEDIATELY
BHP Billiton
BHP Billiton Limited

Important dates
Important dates February 2007 8 February Last day that Shares can be acquired to be eligible for franking entitlement 12 February Shares quoted ex-entitlement to participate in the Buy-Back on the ASX* 16 February Buy-Back Record Date: determination of eligible shareholders entitled to participate in the Buy-Back 28 February Mailing of Buy-Back Documents to shareholders completed March 2007 5 March Tender Period opens 23 March Tender Period closes. Tenders must be received by the Registry no later than 7.00pm (Melbourne time) 26 March Announcement of the Buy-Back Price and scale back (if any) April 2007 2 April Dispatch/crediting of Buy-Back proceeds to participating shareholders completed * Shares acquired on the ASX on or after this date will generally not confer an entitlement to participate in the Buy-Back While BHP Billiton does not anticipate any changes to these dates and times, it reserves the right to vary them without notification. BHP Billiton may also decide not to proceed with the Buy-Back and may vary the size of the Buy-Back. Eligibility to participate Subject to the following, you are eligible to participate in the Buy-Back if Shares are registered in your name on the Buy-Back Record Date (16 February 2007) and, in accordance with the Settlement Rules, the Shares confer an entitlement to receive this Buy-Back Invitation. The Buy-Back Invitation is not being made to Excluded Foreign Persons. In particular, any person who is in the United States or who is a US Person or a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back. Copies of the Buy-Back Documents are not being mailed or otherwise distributed or sent into the United States or Canada. Any person receiving any of the Buy-Back Documents must not distribute or send them into the United States or Canada, or make them available to any US Person or resident of Canada (including to any legal or beneficial owner of BHP Billiton Limited shares that is a US Person or a resident of Canada) or any person who is in the United States or Canada. BHP Billiton Limited will not accept Tender Forms: (a) from any person who does not represent that they are not (and they are not acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada; or (b) that have been postmarked in the United States or Canada or that otherwise appear to BHP Billiton Limited or its agents to have been sent from the United States or Canada. American Depositary Receipts representing BHP Billiton Limited shares (ADRs) and Restricted Employee Shares may not be tendered into the Buy-Back. This document does not provide financial product advice and has been prepared without taking into account your particular objectives, financial situation or needs. You should consider obtaining independent advice before making any financial decisions. The date of this booklet is 9 February 2007 and is current at that date. BHP Billiton Limited is a member of the BHP Billiton group which is headquartered in Australia. For further information, shareholders may contact our dedicated enquiry line on 1300 558 547 within Australia or +613 9415 4633 if you are calling from outside Australia.

Chairman’s letter
Dear Shareholder
On 7 February 2007, BHP Billiton announced with its half year results, a US$10 billion increase to the US$3 billion capital management programme that was announced in August 2006. The programme will commence immediately with an off-market buy-back of BHP Billiton Limited shares with a targeted maximum buy-back size of A$3.25 billion (US$2.5 billion). The balance of the programme will be returned to shareholders over the next 18 months through a series of share buy-backs in either BHP Billiton Limited or BHP Billliton Plc. This booklet invites you to participate in the off-market buy-back.
The Board has considered various ways to return surplus capital to shareholders and has determined that an off-market buy-back is an efficient means of achieving this and delivering benefits to both participating and non-participating shareholders. More detail on the rationale for undertaking an off-market buy-back is outlined in Sections 1.3 and 1.4.
Eligible shareholders of BHP Billiton Limited may tender some or all of their shares at discounts of between 10 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price1, or as a Final Price Tender (which is simply an election to receive the Buy-Back Price). BHP Billiton Limited will determine the Buy-Back Price according to the Tenders lodged by eligible shareholders and the Market Price.
For Australian tax purposes the Buy-Back Price comprises a capital component and a fully franked deemed dividend component. The ATO has agreed that shareholders who elect to participate in the Buy-Back will receive a capital component of A$2.50 per Share2, with the remainder of the Buy-Back Price deemed to be a fully franked dividend. General Australian tax implications of the Buy-Back for shareholders are included in Section 2 of this booklet. However, the off-market buy-back will have different tax consequences for different shareholders and you should obtain your own tax advice.
If you wish to submit a Tender, please ensure that your completed and signed Tender Form is received by the Registry if you are an Issuer Sponsored Holder or, if you are CHESS sponsored, your broker processes your Tender, no later than 7.00pm (Melbourne time) on Friday, 23 March 2007.
You do not need to take any action if you do not wish to participate in the Buy-Back. However, I encourage you to consider this document carefully. After reading this document, if you have any queries on how the Buy-Back operates or how you can participate, shareholders may contact our dedicated enquiry line on 1300 558 547 within Australia or +613 9415 4633 if you are calling from outside Australia. If you are in any doubt as to the action you should take, please contact your professional adviser.
Yours sincerely

Don Argus
Chairman

[1]	Market Price (see definition in Section 5.1) is the volume weighted average price of BHP Billiton Limited ordinary shares on the ASX over the five trading days up to and including the Closing Date, excluding certain trades considered to be not ‘at market’ trades.

[2]	For Australian tax purposes, the sale proceeds of the Shares for shareholders other than those taxed as companies will be taken to be the A$2.50 capital component plus the amount (if any) that the Tax Value exceeds the Buy-Back Price. See Section 2 for further details.

Key features of the Buy-Back
Key features of the Buy-Back Targeted maximum size A$3.25 billion. However, BHP Billiton Limited may vary the size of the Buy-Back depending on demand Tender range Tenders can be lodged at discount percentages of 10 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price. The Market Price is calculated as the VWAP of BHP Billiton Limited shares over the five trading days up to and including the Closing Date. The Market Price will be announced to the market by no later than 6.00pm (Melbourne time) on the Closing Date and will be made available to shareholders on the BHP Billiton website or by calling the Buy-Back enquiry line Buy-Back Price The Buy-Back Price will be calculated by applying the Buy-Back Discount selected by BHP Billiton Limited under the tender process to the Market Price Capital component of the Buy-Back Price1 A$2.50 Dividend component of the Buy-Back Price2 The Buy-Back Price less the A$2.50 amount of capital component Eligible shareholders You are eligible to participate in the Buy-Back if Shares are registered in your name on the Buy-Back Record Date (16 February 2007) and you are not an ineligible shareholder Ineligible shareholders Excluded Foreign Persons, including any person who is (or who is acting on behalf of or for the account of a person who is) in the United States or who is a US Person or a resident of Canada, are not eligible to participate in the Buy-Back. In addition, ADRs and Restricted Employee Shares may not be tendered into the Buy-Back Buy-Back Record Date 16 February 2007 Closing Date 7.00pm (Melbourne time) on Friday, 23 March 2007 1 For Australian tax purposes, the sale proceeds for shareholders other than those taxed as companies will be taken to be the A$2.50 capital component increased by any amount that the Tax Value exceeds the Buy-Back Price. 2 For Australian tax purposes only. What to do If you are an eligible shareholder, it is your choice as to whether or not to participate in the Buy-Back. To ensure that you make an informed decision, you should read this booklet and consider the details carefully. If you are in any doubt as to the action you should take you should consult your financial, taxation or other professional adviser immediately. If you DO choose to participate .. Please refer to Section 1.23 for details on how to participate. You can choose any Tender Discount in the range between 10 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price at which you wish to have your Shares bought back (see Section 1.10) .. You can choose to lodge a Final Price Tender and accept whatever Buy-Back Price is determined through the tender process (see Section 1.12) .. You can make your Tender conditional on one of the specified Minimum Prices set out on your Tender Form (see Section 1.21) .. If your Tender is successful, the Australian tax consequences will depend on your particular circumstances (see Section 2) .. You should not have to pay any brokerage to sell your Shares into the Buy-Back If you DO NOT choose to participate .. You do not need to take any action .. The number of Shares you hold will not change .. As a shareholder, you will benefit from any improvement in BHP Billiton's earnings per share, cash flow per share and return on equity, and you will continue to be subject to the normal benefits and investment risks associated with share ownership Section 6 provides instructions on how to fill out a Tender Form in order to participate in the Buy-Back. Some words used in this booklet have defined meanings. Section 5 'Definitions and interpretation' defines the capitalised words used throughout this booklet.

1 Details of the Buy-Back and tender process
1 Details of the Buy-Back and tender process This section sets out the terms of the Buy-Back and other information to assist you in making a decision whether to participate in the Buy-Back. You should also have regard to other information previously made available to you about BHP Billiton, such as the BHP Billiton Limited Interim Report 2007, which can be reviewed online at www.bhpbilliton.com.
1.1 What is an off-market buy-back tender?
An off-market buy-back tender involves a company inviting eligible shareholders to offer to sell some or all of their shares to the company by way of a tender process. In Australia, the shares bought back are subsequently cancelled, thereby reducing the total number of shares the company has on issue. Under this Buy-Back, Shares may be tendered by eligible shareholders to BHP Billiton Limited at any of the specified discounts in the Tender Discount range from 10 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a Final Price Tender.
1.2 Why is BHP Billiton implementing the Buy-Back?
As part of its half year profit announcement on 7 February 2007, the Group announced an increase in its capital management programme to US$10 billion. As part of this programme, BHP Billiton announced its intention to return a targeted maximum of A$3.25 billion of capital to shareholders by way of an off-market buy-back tender of BHP Billiton Limited shares. The final size of the off-market buy-back may be varied, depending on tenders lodged by shareholders and market conditions. In particular, the Company may buy back significantly less than the target maximum if the relative value of repurchasing BHP Billiton Limited shares rather than BHP Billiton Plc shares materially reduces by the end of the tender period. The final size of the Buy-Back will not be materially more than A$3.25 billion which will enable BHP Billiton to continue to pay fully franked dividends under its progressive dividend policy. The off-market buy-back provides an optimal means for maximising economic value for all BHP Billiton shareholders. Further information about the effect of the Buy-Back on BHP Billiton is set out in Section 1.3.
1.3 What are the advantages of an off-market tender process?
BHP Billiton Limited is conducting the off-market Buy-Back by way of a tender process. The advantages of the tender process include the following:
•	Both participating and non-participating shareholders are expected to benefit from the Buy-Back as:
–	for some shareholders, depending on their tax status, the after-tax return from participating in the Buy-Back may be greater than the sale of their Shares on-market;

–	the Buy-Back is expected to improve earnings per share, cash flow per share and return on equity for shareholders who continue to hold shares in BHP Billiton; and

–	the Buy-Back represents an efficient means of returning capital to shareholders and BHP Billiton’s targeted amount of capital can be bought back within a relatively short period of time;
•	The Buy-Back allows BHP Billiton Limited to buy back Shares at a discount of at least 10 per cent to the Market Price. This is likely to enable BHP Billiton Limited to buy back a greater number of Shares than under an onmarket buy-back for the same amount of capital;

•	Participation is optional and shareholders have maximum flexibility to tailor their participation to suit their own circumstances. In particular, you can choose:
–	whether to tender your Shares into the Buy-Back;

–	how many Shares to tender; and

–	the basis upon which to tender your Shares (for example, at what Tender Discount(s) or as a Final Price Tender, with the option of making your Tender conditional on a Minimum Price);
•	All eligible shareholders have an equal opportunity to participate in the Buy-Back;

•	BHP Billiton Limited is able to determine the most appropriate number of Shares to buy back based on shareholder demand;

•	Shareholders with small holdings are able to sell all of their Shares so as not to be left with a small parcel of Shares after participating in the Buy-Back; and

•	Shareholders should not have to pay any brokerage to sell their Shares into the Buy-Back.

1.4 Did BHP Billiton consider other ways of returning capital?
The Board has considered various ways to return surplus capital to shareholders, including off-market buy-backs, on-market buy-backs, special dividends and pro-rata capital returns. The Board considers that, at this time, it is in the best interests of BHP Billiton and its shareholders as a whole to pursue an off-market buy-back of BHP Billiton Limited shares as part of the Group’s capital management programme. The benefits of the Buy-Back are discussed in Section 1.3 above.
The Board believes that returning surplus capital to shareholders through an off-market share buy-back provides an important component of the optimal strategy for maximising economic value across BHP Billiton’s entire shareholder base.
The Buy-Back is expected to enhance earnings per share and cash flow per share to a greater extent than a special dividend and a pro-rata capital return. In addition, a special dividend and a pro-rata capital return would need to be paid to all shareholders of BHP Billiton Limited and BHP Billiton Plc, and these mechanisms are not considered to be the most efficient way to return capital to shareholders.
The Buy-Back will enable the purchase of Shares at a material discount to prevailing market prices and can be completed in a relatively short period of time. As a result, the Buy-Back is expected to have a greater impact on earnings per share and cash flow per share, when compared to buying shares at market prices, as it enables a higher number of Shares to be purchased for the same amount of capital.
1.5 Am I entitled to tender Shares into the Buy-Back?
If you are eligible to participate, you are entitled to tender up to 100 per cent of the Shares which are registered in your name on the Buy-Back Record Date (16 February 2007). Shares acquired on the ASX on or after the ex-entitlement date (12 February 2007) generally will not be registered in your name by the Buy-Back Record Date and therefore will not carry an entitlement to participate in the Buy-Back.
The maximum number of Shares you are entitled to tender into the Buy-Back is set out in Box A on your personalised Tender Form enclosed with this booklet.
If you hold 200 Shares or less, and you wish to tender Shares into the Buy-Back, you must tender all of your Shares at the same Tender Discount or as a Final Price Tender.
If you hold more than 200 Shares, you may tender different parcels of your Shares set out in Box A on your personalised Tender Form at one or more Tender Discounts or as a Final Price Tender. However, you must tender a minimum of 200 shares in aggregate.
The Buy-Back Invitation is not being made to any Excluded Foreign Person. In particular, the Buy-Back Invitation is not being made to any person in the United States or any US Person or resident of Canada. ADRs and Restricted Employee Shares may not be tendered into the Buy-Back.
1.6 How does the Buy-Back compare to selling my Shares on the stock market?
Depending on your individual circumstances, if you sell your Shares on the ASX (or other applicable stock market), the Australian tax consequences of doing so may be different from selling your Shares into the Buy-Back (see Section 2 for general details in relation to Australian tax implications, but note that shareholders should consider their own particular tax circumstances).
In addition, to execute a share sale on the ASX, you may need to appoint a broker and pay brokerage whereas you should not need to appoint a broker or pay brokerage to participate in the Buy-Back.
However, it is likely that you will be able to sell your Shares through the ASX for a price that is higher than the Buy-Back Price. This is because the prices at which eligible shareholders can tender Shares into the Buy-Back are at discounts of between 10 per cent and 14 per cent inclusive to the Market Price. Therefore, it is likely that the Company’s share price on the ASX will be higher than the Buy-Back Price during and possibly immediately after the Tender Period.
To provide shareholders with an indication of the possible after-tax proceeds from selling their Shares into the Buy-Back compared to selling their Shares through the ASX, BHP Billiton Limited intends to provide access to a tax calculator through its website (www.bhpbilliton.com) from approximately 20 February 2007 to 2 April 2007.
By making the Buy-Back Invitation and setting the tender range, BHP Billiton Limited is not making any recommendation or giving any advice on the value of your Shares or whether (or how) you should sell your Shares.
Before you decide what to do with your Shares, the Company strongly recommends that you seek your own professional advice.

1. Details of the Buy-Back and tender process continued
1.7 Will I receive the 2007 interim dividend if my Shares are bought back?
Yes. All shareholders with an entitled registered holding of shares in BHP Billiton Limited on 2 March 2007 will receive the 20 US cents per share fully franked dividend in respect of that holding, whether or not they participate in the Buy-Back.
1.8 Do I have to tender my Shares?
Participation in the Buy-Back is entirely at your discretion. You do not have to tender your Shares if you do not want to. If you do not wish to participate, you do not have to take any action.
1.9 What does the Buy-Back mean for me if I do not participate?
If you choose not to participate, you are an Excluded Foreign Person or your Tender is unsuccessful, the number of Shares you hold will not change as a result of the Buy-Back. After the Buy-Back is completed, you will hold a slightly larger percentage of the total shares in BHP Billiton Limited (as there will be fewer shares on issue).
1.10 What price will BHP Billiton Limited pay to buy back my Shares?
BHP Billiton will pay you the Buy-Back Price for each of your Shares accepted under the Buy-Back even if your Tender Discount is equal to or larger than the Buy-Back Discount.
The Buy-Back Price will be the price that equates to the largest Tender Discount in the range of between 10 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price that will enable BHP Billiton Limited to purchase the amount of capital it determines to buy back.
For each Share purchased from you under the Buy-Back, you will receive a cash amount determined in accordance with the following formula:
A = B x (1 – C)

Where:	A	is the Buy-Back Price (that is the price per Share rounded to the nearest cent, to be paid for all Shares bought under the Buy-Back);
	B	is the Market Price; and
	C	is the Buy-Back Discount.
So, for example, if the relevant Market Price is A$27.50 and the Buy-Back Discount is 14 per cent, the Buy-Back Price would be A$23.65 (i.e. A$27.50 x (1 – 0.14)).1
The Buy-Back Price will not exceed the Tax Value. The Tax Value is the price used by the ATO to determine for Australian tax purposes the market value of the relevant Shares when the Buy-Back occurs. The Tax Value will be A$26.37, adjusted for the movement in the BHP Billiton Plc share price from the close of trading on the London Stock Exchange on 6 February 2007 to the opening of trading on the London Stock Exchange on the Closing Date. If the movement in the BHP Billiton Plc share price is significantly different from the movement in the Company’s share price over the relevant period, BHP Billiton Limited may approach the ATO to seek to vary the methodology used to determine the Tax Value. The method for determining the Tax Value is explained in more detail in Section 2.3.
1.11 How will I know what the Market Price is?
The Market Price is calculated as the volume weighted average price of BHP Billiton Limited shares over the five trading days up to and including the Closing Date (excluding certain trades – see definitions of VWAP and Market Price in Section 5.1 for further details).
To provide an indication of the Market Price, BHP Billiton Limited will calculate and make available to shareholders the running VWAP during this five-day period. The running VWAP will be published on BHP Billiton’s website at www.bhpbilliton.com and will be available through the enquiry lines from 8.30am on Tuesday, 20 March 2007 and will be updated cumulatively each day.
The actual Market Price, representing the VWAP for the full five-day period up to and including the Closing Date, will be available by no later than 6.00pm on Friday, 23 March 2007, and can be obtained by accessing the website or by calling the enquiry line on 1300 558 547 (within Australia) or +613 9415 4633 (from outside Australia). BHP Billiton also intends to announce the Market Price to the ASX (and other relevant exchanges) as soon as practicable on Friday, 23 March 2007.

1.	A$23.65 is an example only and assumes a 14 per cent discount to an assumed share price of A$27.50. You should not rely on this price as being the Buy-Back Price. See Section 1.10 for an explanation of how the Buy-Back Price will be determined.

1.12 What is a Final Price Tender?
A Final Price Tender is an offer to sell your Shares to BHP Billiton Limited at whatever price is ultimately determined to be the Buy-Back Price under the tender process. The Buy-Back Price could be as low as a 14 per cent discount to the Market Price or as high as a 10 per cent discount to the Market Price. If a large number of Final Price Tenders are submitted, it is more likely that the Buy-Back Price will be at a larger discount to the Market Price. Final Price Tenders are designed to make it easier for retail shareholders to participate successfully in the Buy-Back. They will only be scaled back if the Buy-Back Price is set at a 14 per cent discount to the Market Price and the total number of Shares tendered at that discount and as Final Price Tenders is more than BHP Billiton determines to buy back. Therefore, if you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender.
1.13 How will I know what the Buy-Back Price is?
BHP Billiton intends to announce the Buy-Back Price to the ASX (and other relevant exchanges) as soon as possible after the Tender Period closes. BHP Billiton expects this announcement to be on Monday, 26 March 2007. The announcement will also be posted on BHP Billiton’s website at www.bhpbilliton.com.
1.14 Will all the Shares I tender be bought back?
The success of your Tender will depend on your Tender Discount, the size and price of Tenders lodged by other shareholders and the total number of Tenders the Company accepts. There is no guarantee that all or even some of your Tender will be accepted. The final size of the off-market buy-back will depend on tenders lodged by shareholders and market conditions. In particular, the Company may buy back significantly less than the targeted maximum of A$3.25 billion if the relative value of repurchasing BHP Billiton Limited shares rather than BHP Billiton Plc shares materially reduces by the end of the tender period.
1.15 How will I know how many of my Shares have been bought back?
No later than 2 April 2007, BHP Billiton Limited will send all shareholders who have tendered their Shares into the Buy-Back a statement notifying them of the number of their Shares (if any) that have been bought back and the price paid. Shareholders can also access this information on or after 26 March 2007 by contacting the Registry on 1300 558 547 within Australia or on +613 9415 4633 if you are calling from outside Australia. If you are a CHESS sponsored holder, you will receive written confirmation from CHESS of the successful Tenders made on your holding or Tenders withdrawn by your controlling participant.
1.16 How will BHP Billiton determine successful Tenders and any scale back?
If BHP Billiton Limited proceeds with the Buy-Back and your Tender Discount is equal to or larger than the Buy-Back Discount, or you lodged a Final Price Tender, your Tender will be successful and your Shares will be bought back, subject to any scale back and, if applicable, any Minimum Price condition.
If your Tender Discount is smaller than the Buy-Back Discount, your Tender will be rejected and your Shares will not be bought back.
If you have chosen a Minimum Price and the Buy-Back Price is below that price, your Tender will be rejected and your Shares will not be bought back.
1.17 When may a scale back apply?
A scale back may apply if the total number of Shares tendered at a Tender Discount, which is equal to or greater than the Buy-Back Discount, and as Final Price Tenders, is more than the total number of Shares BHP Billiton Limited determines to buy back. In such circumstances, a scale back would apply as follows:
If the Buy-Back Discount is between 10 per cent and 13 per cent (inclusive)
Where the Buy-Back Discount is between 10 per cent and 13 per cent (inclusive):

(a)	Tenders at a Tender Discount greater than the Buy-Back Discount will be accepted in full;

(b)	Final Price Tenders will be accepted in full;

1. Details of the Buy-Back and tender process continued
(c)	A Priority Allocation (see Section 1.18) will be bought back from each shareholder who tendered Shares at the Buy-Back Price. If the shareholder tendered Shares equal to or less than the Priority Allocation at the Buy-Back Price, then all of those Shares will be bought back;

(d)	Small Holding Tenders (see Section 1.19) will be accepted in full;

(e)	Tenders at the Buy-Back Discount (other than Final Price Tenders, Priority Allocations and Small Holding Tenders) will be scaled back on a pro-rata basis; and

(f)	Tenders at a Tender Discount smaller than the Buy-Back Discount will be rejected.
If the Buy-Back Discount is 14 per cent
Where the Buy-Back Discount is 14 per cent:
(a)	Tenders at a 14 per cent Tender Discount and Final Price Tenders will be accepted but will be scaled back on a pro-rata basis (other than Priority Allocations and Small Holding Tenders);

(b)	A Priority Allocation will be bought back from each shareholder who tendered Shares at a 14 per cent Tender Discount and/or as a Final Price Tender. If the shareholder tendered Shares equal to or less than the Priority Allocation at a 14 per cent Tender Discount and/or as a Final Price Tender, then all of those Shares will be bought back;

(c)	Small Holding Tenders (see Section 1.19) will be accepted in full; and

(d)	Shares tendered at a Tender Discount smaller than 14 per cent will be rejected.
When the scale back is calculated, all fractions will be rounded down to the nearest Share.
If you want to reduce the likelihood of any scale back applying to your Tender, you may consider submitting a Final Price Tender (see Section 1.12 for further details). This is because in the event that a scale back applies, Shares tendered as a Final Price Tender will only be scaled back if the Buy-Back Price is based on a 14 per cent Tender Discount.
1.18 What is the Priority Allocation?
In the event of a scale back, BHP Billiton Limited will buy back the first 200 Shares successfully tendered by each shareholder or such lesser number of Shares determined to be the Priority Allocation as is required to ensure that BHP Billiton Limited buys back only the number of Shares it determines to buy back. If you successfully tender less than the Priority Allocation, then all of your Shares would be bought back as your Priority Allocation. BHP Billiton is offering the Priority Allocation to ensure that small registered shareholders are not disadvantaged by any scale back.
1.19 What is a Small Holding Tender?
A Small Holding Tender is a Tender submitted by a shareholder who tenders all of their Shares at one or more Tender Discounts equal to or greater than the Buy-Back Discount and/or as a Final Price Tender and who would have a Small Holding (80 Shares or less) created as a result of a Priority Allocation and any scale back.
However, if you become the registered holder of additional ordinary shares in BHP Billiton Limited after the Buy-Back Record Date and, as a result, you are the registered holder of more BHP Billiton Limited ordinary shares at the Closing Date than you held on the Buy-Back Record Date, then your Tender will not be a Small Holding Tender and the scale back will apply to your Tender as it would to any other Tender.
1.20 How would a scale back affect my Tender?
The details of any scale back will be announced as soon as possible after the Closing Date. BHP Billiton expects to make this announcement on Monday, 26 March 2007. To assist you in understanding how a scale back may affect your Tender, the following two illustrative examples have been provided.
Examples
As an illustration, it is assumed that five shareholders with various sized holdings each tender Shares into the Buy-Back. In each of the two different examples:
•	The Buy-Back Discount (and corresponding Buy-Back Price) and the scale back percentage are varied; but

•	The total holding, the Shares tendered and the Tender Discounts are the same.

Example 1 – 14 per cent Buy-Back Discount and 50 per cent scale back (illustrative example only)
In example 1, it is assumed the Market Price is A$27.50 and the Buy-Back Discount is 14 per cent, resulting in a Buy-Back Price of A$23.65. It is also assumed in this example that the Priority Allocation is 200 Shares, that there is a 50 per cent scale back and that the shareholders have not specified a Minimum Price condition. Please be aware that this is an example only. You should not rely on A$27.50 being the Market Price, nor A$23.65 being the Buy-Back Price. The outcome of each Tender would be as follows:
Example 1: Outcome of Tenders lodged

	Total holding	Shares	Tender	Price represented
Shareholder	of Shares	tendered	Discount	by Tender Discount	Outcome

A	15000	5000	10%	A$24.75	Not successful, no Shares bought back
		5000	12%	A$24.20	Not successful, no Shares bought back

B	300	300	—	Final Price Tender	Successful, all 300 Shares bought back

C	6000	6000	—	Final Price Tender	Partially successful, 3 100 Shares bought back

D	4300	300	12%	A$24.20	Not successful, no Shares bought back
		4000	14%	A$23.65	Partially successful, 2 100 Shares bought back

E	1000	300	12%	A$24.20	Not successful, no Shares bought back

Shareholder A chose Tender Discounts that are smaller than the Buy-Back Discount so no Shares would be bought back.
Shareholder B tendered all of their 300 Shares as a Final Price Tender. The Tender would be successful and all 300 Shares would be bought back at the Buy-Back Price of A$23.65. This is a Small Holding Tender as following the Priority Allocation of 200 Shares and scale back, Shareholder B would be left with 50 Shares (50 per cent of the remaining 100 Shares).
Shareholder C tendered all of their 6000 Shares as a Final Price Tender. The Final Price Tender would be partially successful: as a result of the Priority Allocation and the 50 per cent scale back, Shareholder C would have 3100 Shares bought back. This is not a Small Holding Tender, as following the Priority Allocation and scale back, Shareholder C would be left with more than 80 Shares (see scale back table below).
Shareholder D tendered 300 Shares at a 12 per cent Tender Discount and 4000 Shares at a 14 per cent Tender Discount. The Tender submitted at a 12 per cent Tender Discount would not be successful as it is smaller than the 14 per cent Buy-Back Discount. The Tender submitted at a 14 per cent Tender Discount would be successful but only 2100 of the 4000 Shares tendered would be bought back, as a result of the Priority Allocation and the 50 per cent scale back (see scale back table below). This is not a Small Holding Tender, as after accounting for the Priority Allocation and scale back, Shareholder D would be left with more than 80 Shares.
Shareholder E tendered 300 Shares at a 12 per cent Tender Discount. The Tender would not be successful as the 12 per cent Tender Discount is smaller than the 14 per cent Buy-Back Discount.
Example 1: Scale back table (illustrative example only)

	Shares tendered at	Shares		Tender post		Small	Shares
	a 14% Tender Discount	subject to		scale back and	Shares	Holding	that are
Shareholder	or as Final Price Tenders	scale back[1]	Scale back[2]	Priority Allocation[2,3]	remaining[4,5]	Tender[5]	bought back[6]

A	0	Scale back not applicable

B	300	100	50%	250	50	YES	300

C	6 000	5 800	50%	3 100	2 900	NO	3 100

D	4 000	3 800	50%	2 100	1 900	NO	2 100

E	0	Scale back not applicable

Notes:

[1]	Under the Priority Allocation, the first 200 Shares are bought back from each shareholder who tenders Shares at the Buy-Back Discount (including Shares tendered as a Final Price Tender under this example), before the scale back applies. For example, Shareholder C has 5800 Shares that are subject to scale back (6000 – 200 = 5800).

[2]	A scale back of 50 per cent means 50 per cent of the Shares subject to scale back would be bought back (not including Small Holding Tenders).

[3]	When the scale back is calculated, fractions will be rounded down to the next Share.

[4]	Shares remaining refers only to Shares remaining from those Shares which were tendered at a 14 per cent Tender Discount or as a Final Price Tender.

[5]	Shareholder B and Shareholder C both tendered all of their Shares as a Final Price Tender. As a result of the Priority Allocation and scale back, Shareholder B would be left with a Small Holding Tender (i.e. 80 Shares or less). On the other hand, Shareholder C is left with more than 80 Shares (i.e. 2900 Shares), so the Tender is not a Small Holding Tender.

[6]	Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 14 per cent Tender Discount or as a Final Price Tender.

1.Details of the Buy-Back and tender process continued
Example 2 – 12 per cent Buy-Back Discount and 25 per cent scale back (illustrative example only)
In example 2, it is assumed the Market Price is A$27.50 and the Buy-Back Discount is 12 per cent, resulting in a Buy-Back Price of A$24.20. It is also assumed in this example that the Priority Allocation is 200 Shares, that there is a 25 per cent scale back and that the shareholders have not specified a Minimum Price condition. Please be aware that this is an example only. You should not rely on A$27.50 being the Market Price, nor A$24.20 being the Buy-Back Price. The outcome of each Tender would be as follows:
Example 2: Outcome of Tenders lodged

	Total holding	Shares	Tender	Price represented
Shareholder	of Shares	tendered	Discount	by Tender Discount	Outcome

A	15 000	5 000	10%	A$24.75	Not successful, no Shares bought back
		5 000	12%	A$24.20	Partially successful, 3 800 Shares bought back

B	300	300	—	Final Price Tender	Successful, all 300 Shares bought back

C	6 000	6 000	—	Final Price Tender	Successful, all 6 000 Shares bought back

D	4 300	300	12%	A$24.20	Successful, all 300 Shares bought back
		4 000	14%	A$23.65	Successful, all 4 000 Shares bought back

E	1 000	300	12%	A$24.20	Partially successful, 275 Shares bought back

Shareholder A tendered 5000 Shares at a 10 per cent Tender Discount and 5000 Shares at a 12 per cent Tender Discount. The Tender submitted at a 10 per cent Tender Discount would not be successful as this Tender Discount is smaller than the Buy-Back Discount. The Tender submitted at a 12 per cent Tender Discount (A$24.20) would be successful but only 3800 of the 5000 Shares tendered would be bought back as a result of the Priority Allocation and the 25 per cent scale back (see scale back table below). This is not a Small Holding Tender as Shareholder A did not tender all of their Shares at greater than or equal to the Buy-Back Discount and in any event, Shareholder A was not left with 80 shares or less after the Priority Allocation and scale back.
Shareholder B tendered all of their 300 Shares as a Final Price Tender. All 300 Shares tendered would be bought back at the Buy-Back Price of A$24.20, as Final Price Tenders are not subject to scale back where the Buy-Back Discount (i.e. 12 per cent) is not the largest Tender Discount of 14 per cent.
Shareholder C tendered all of their 6000 Shares as a Final Price Tender. All 6000 Shares would be bought back at the Buy-Back Price of A$24.20. There will not be any scale back because the Buy-Back Discount is not the largest Tender Discount of 14 per cent.
Shareholder D tendered a total of 4300 Shares at two different Tender Discounts: 300 Shares at a 12 per cent Tender Discount and 4000 Shares at a 14 per cent Tender Discount. The Tender submitted at a 12 per cent Tender Discount would be successful and all 300 Shares would be bought back as it is a Small Holding Tender (see scale back table below). This is a Small Holding Tender since after the Priority Allocation and scale back are applied, Shareholder D would be left with 80 Shares or less. The Tender submitted at a 14 per cent Tender Discount would also be successful as 14 per cent is greater than the Buy-Back Discount and all 4000 Shares would be bought back at A$24.20.
Shareholder E tendered 300 of their Shares at a 12 per cent Tender Discount. The Tender would be partially successful and 275 Shares would be bought back (see scale back table below). This is not a Small Holding Tender since Shareholder E did not tender all of their Shares at greater than or equal to the Buy-Back Discount and/or as a Final Price Tender.
Example 2: Scale back table (illustrative example only)

		Shares		Tender post		Small	Shares
	Shares tendered at	subject to		scale back and	Shares	Holding	that are
Shareholder	12% Tender Discount[1]	scale back[2]	Scale back[3]	Priority Allocation[3,4]	remaining[5,6]	Tender[6]	bought back[7]

A	5 000	4 800	25%	3 800	1 200	NO	3 800

B	0	Scale back not applicable

C	0	Scale back not applicable

D	300	100	25%	275	25	YES	300

E	300	100	25%	275	25	NO	275

Notes:

[1]	Does not include Final Price Tenders because the Buy-Back Discount is not the largest Tender Discount of 14 per cent.

[2]	Under the Priority Allocation, the first 200 Shares are bought back from each shareholder who tenders Shares at the Buy-Back Price, before the scale back applies.

[3]	A scale back of 25 per cent means 75 per cent of the Shares subject to scale back would be bought back (not including Small Holding Tenders).

[4]	When the scale back is calculated, all fractions are rounded down to the next Share.

[5]	Shares remaining refers only to Shares remaining from those Shares which were tendered at a 12 per cent Tender Discount.

[6]	Shareholder D tendered all of their Shares at or below the Buy-Back Price. As a result of the scale back and Priority Allocation, Shareholder D would be left with less than 80 Shares and so the Tender is a Small Holding Tender. Shareholder E did not tender all of their Shares so their Tender is not a Small Holding Tender.

[7]	Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 12 per cent Tender Discount.

1.21 Can I elect a Minimum Price for the purchase of my Shares?
If you choose to tender Shares into the Buy-Back, you will need to nominate a Tender Discount or lodge a Final Price Tender.
If you are concerned that movements in the Market Price after you lodge your Tender may result in your Tender corresponding to a lower Buy-Back Price than you are willing to sell your Shares for, then you have the option of making your Tender conditional on the Buy-Back Price being no less than a specified Minimum Price. Note that this may affect the success of your Tender because if the Buy-Back Price is below your Minimum Price, then your Tender will be rejected and your Shares will not be bought back. If you choose to make your Tender conditional on the Buy-Back Price being no less than one of the specified Minimum Prices, you must do this in addition to nominating a Tender Discount or a Final Price Tender. If you fail to nominate a Tender Discount or a Final Price Tender, and only make your Tender conditional on a specified Minimum Price, your Tender will be invalid and will not be accepted by BHP Billiton Limited.
1.22 How have BHP Billiton Limited shares performed over recent times?
The closing price of BHP Billiton Limited shares on the ASX on 6 February 2007, being the last trading day before the Company announced details of the Buy-Back, was A$26.68.
The Company’s highest and lowest market sale prices during each of the preceding six months were as follows:

			Average Closing
Period	Low (A$)[1]	High (A$)[1]	Price (A$)[2]

September 2006	24.06	28.24	25.78

October 2006	24.65	28.15	26.73

November 2006	25.52	28.29	26.81

December 2006	24.90	26.71	25.74

January 2007	23.86	26.35	25.09

February 2007 [3]	26.21	26.70	26.48

Source: IRESS

Notes:

[1]	Based on trading of BHP Billiton Limited shares during normal ASX trading hours, generally from 10.00am to 4.15pm.

[2]	Calculated as the average of the closing prices of BHP Billiton Limited shares on the ASX for each trading day over the relevant month.

[3]	For the period from 1 February 2007 to 6 February 2007.
A graph indicating the share price performance of BHP Billiton Limited over the period from 1 January 2005 to 6 February 2007 is set out below.
BHP Billiton Limited Share Price 1 January 2005 to 6 February 2007

1. Details of the Buy-Back and tender process continued
1.23 How do I participate in the Buy-Back?
Step 1 — Decide how many Shares you wish to sell
To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.
The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you may tender into the Buy-Back. However, if you hold 200 Shares or less, you must tender all of your Shares and if you hold more than 200 Shares, you must tender a minimum of 200 Shares in aggregate.
You should not, before the Buy-Back Date, sell or offer to sell to others the Shares you have tendered into the Buy-Back unless you first withdraw or amend your Tender (see Section 1.24).
Step 2 — Choose your Tender Discount(s) and/or a Final Price Tender
Once you have determined the number of Shares you wish to sell, you need to indicate the discount(s) to the Market Price at which you are willing to sell these Shares (your Tender Discount(s)).
You may tender your Shares at any discount in the range (from 10 per cent to 14 per cent to the Market Price) set out on the Tender Form or as a Final Price Tender. If you hold less than 200 Shares, you must tender all of your Shares at the same Tender Discount or as a Final Price Tender. But if you hold more than 200 Shares, you may tender different parcels of the Shares you wish to sell at different Tender Discounts. For example, you may tender one-third of the Shares you wish to sell at a 14 per cent Tender Discount, one-third at a 10 per cent Tender Discount and one-third as a Final Price Tender. However, you may not tender the same Shares at different Tender Discounts (or at both a specified Tender Discount and as a Final Price Tender). Each parcel of Shares tendered at a different Tender Discount or as a Final Price Tender is a separate Tender. The total number of Shares that you tender into the Buy-Back should not exceed the number set out in Box A on your Tender Form.
For the purposes of the Buy-Back, the Company will commence calculating an estimate of the Market Price on Monday, 19 March 2007 and will place this information on its website from 6.00pm at www.bhpbilliton.com. Please note that the Market Price information placed on the Company’s website will only be an estimate given that it is a cumulative daily update from opening of trading on Monday, 19 March 2007 until Thursday, 22 March 2007. The actual Market Price will be available by no later than 6.00pm on Friday, 23 March 2007 (see Section 1.11).
Shareholders may wish to delay submitting their Tender until towards the end of the Tender Period so that they can consider the approximate or actual Market Price before submitting their Tender Form.
Step 3 — Optional — choose your minimum price
In addition to choosing to tender your Shares at the specified Tender Discounts and/or as a Final Price Tender, you may also elect to impose a Minimum Price condition on your Tender (see Section 1.21).
Step 4 — Submit your Tender(s)
How you submit your Tender(s) will depend on the type of holding you have. This will be specified on your Tender Form.
(a) Issuer Sponsored Holdings
Once you have determined the number of Shares you wish to sell and your Tender Discount(s) and/or Final Price Tender, and, if you choose, your Minimum Price, you need to complete and sign your personalised Tender Form and return it to the Registry by 7.00pm (Melbourne time) on Friday, 23 March 2007:
If sending by mail
BHP Billiton Limited Buy-Back
C/- Computershare Investor Services Pty Limited
GPO Box 4261
Melbourne VIC 8060
AUSTRALIA
If delivering in person (during business hours only)
BHP Billiton Limited Buy-Back
C/- Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067
AUSTRALIA
If sending by facsimile
BHP Billiton Limited Buy-Back
Fax no: +613 9473 2507
You can use the enclosed reply-paid envelope if you are posting your Tender Form in Australia. If you are sending your Tender Form by facsimile, do NOT send your original Tender Form to the Registry.
BHP Billiton Limited will not accept your Tender Form unless it is actually received at one of these addresses. You should allow sufficient time for this to occur if you are sending your Tender Form by mail.

(b) CHESS Holdings
Once you have determined the number of Shares you wish to sell, your Tender Discount(s) and/or Final Price Tenders, and, if you choose, your Minimum Price, you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender so that it is received by the Registry by 7.00pm (Melbourne time) on Friday, 23 March 2007. The name of the controlling participant who manages your CHESS Holding as at the Buy-Back Record Date is printed on your Tender Form.
You should NOT send your Tender Form to the Registry.
If you are a CHESS Holder, you may receive written confirmation from CHESS of the Tenders made on your holding or Tenders withdrawn by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by BHP Billiton Limited of any Tender.
1.24 Can I withdraw or amend my Tender?
Once you have submitted a Tender, it can only be withdrawn or amended by following the procedures set out below.
(a) Issuer Sponsored Holdings
To withdraw or amend a Tender you have submitted, you will need to submit a Withdrawal/Amendment Form, a copy of which is included at the back of this booklet.
Withdrawal or amendment of tenders
If you wish to withdraw all of your Tenders (‘Withdrawal’), change the terms of all or some of your Tenders, or withdraw some (not all) of your Tenders (‘Amendment’), you must follow the following procedure:
•	tick either the ‘Withdrawal’ or ‘Amendment’ box on the Withdrawal/Amendment Form;

•	complete your shareholder details;

•	complete the details of all of your Tenders; and

•	sign the form and send it to the Registry at the address provided so that it is received by no later than 7.00pm (Melbourne time) on Friday, 23 March 2007.
The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your previous Tenders and (where applicable) replace them with the Tenders detailed on that Withdrawal/Amendment Form.
(b) CHESS Holdings
If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your withdrawal or amendment by no later than 7.00pm (Melbourne time) on Friday, 23 March 2007.
If you have a CHESS Holding, you should NOT send a Withdrawal/Amendment Form to the Registry. The effect of your controlling participant withdrawing or amending one or more of your Tenders will be to withdraw those Tenders, and in the case of an amendment to replace the amended Tenders with new Tenders.
If you are a CHESS Holder, you will receive written confirmation from CHESS of the withdrawals/amendments made in relation to your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by BHP Billiton Limited of your withdrawal or amendment of any Tender.
1.25 How can I obtain additional Tender or Withdrawal/Amendment Forms?
If you require an additional Withdrawal/Amendment Form or any replacement Tender Forms, please call the BHP Billiton Buy-Back enquiry line on 1300 558 547 within Australia or on +613 9415 4633 if you are calling from outside Australia between the hours of 8.30am and 5.30pm (Melbourne time) on a business day. Withdrawal/ Amendment Forms can also be downloaded from BHP Billiton’s website at www.bhpbilliton.com.
You should keep in mind that, in order to withdraw or amend your Tender at or near the end of the Tender Period, you will need to have sent your form so that it is received by the Registry (or, for CHESS Holders, processed by your controlling participant) by no later than 7.00pm on Friday, 23 March 2007.
1.26 Can ordinary shares held by BHP Billiton’s employees be tendered?
Restricted Employee Shares are not eligible to be tendered into the Buy-Back and these shares have not been included on your Tender Form. However, any EIS Shares which you hold at the Buy-Back Record Date, which are not Restricted Employee Shares, have been included on your Tender Form and may be tendered into the Buy-Back.
If you hold EIS Shares and have any questions about tendering your EIS Shares, please call the Buy-Back enquiry line between the hours of 8.30am and 5.30pm (Melbourne time) on a business day on 1300 558 547 within Australia or on +613 9415 4633 if you are calling from outside Australia.
BHP Billiton employees who are located in the United States, a US Person or a resident of Canada are not eligible to participate in the Buy-Back.

1. Details of the Buy-Back and tender process continued
1.27 How will I receive payment for Shares bought back?
If you have an existing direct credit authority for the payment of dividends on your Shares recorded on the BHP Billiton Limited Share Register at 7.00pm (Melbourne time) on Friday, 23 March 2007, all proceeds due to you under the Buy-Back will be credited to your nominated bank account. If your nominated bank account is domiciled in the United States or Canada or you do not have a direct credit authority, you will receive a cheque in Australian dollars. Where dividends are normally paid in a currency other than Australian dollars, the Buy-Back proceeds will be paid in that other currency by direct credit. However, BHP Billiton will only make payments in New Zealand dollars and pounds sterling. To determine the amounts payable in currencies other than Australian dollars, the Buy-Back proceeds will be converted into the relevant currency at the applicable exchange rate on the Buy-Back Date as determined by BHP Billiton.
Alternatively, if you wish to receive payment for Shares bought back in a form that is different from your current direct credit instructions for payment of dividends on your Shares, you may change your current direct credit instructions by providing written instructions to the Registry before 7.00pm (Melbourne time) on Friday, 23 March 2007. Please note that if you do alter your nominated bank account details, this will be taken to be your nominated bank account for future dividend payments.
Cheques and direct credit advices will be mailed to you at your risk to your address, as shown on the BHP Billiton Limited Share Register at 7.00pm (Melbourne time) on Friday, 23 March 2007. It is your responsibility to inform the Registry of any changes to your contact details. Payments to bank accounts and dispatch of cheques are expected to be completed by 2 April 2007. Payments to the accounts and the dispatch of cheques to the addresses on the BHP Billiton Limited Share Register will satisfy BHP Billiton Limited’s obligation to pay you for any Shares bought back.
1.28 Can I trade my Shares after submitting a Tender?
Once you have tendered Shares into the Buy-Back, you should not:
•	sell or offer to sell those Shares;

•	convert those Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa; or

•	move them between CHESS Holdings (for instance, if you change your controlling participant).
However, any Shares which you have not tendered into the Buy-Back may be sold or otherwise dealt with in the ordinary manner.
Once you have submitted a Tender, you will not be able to deal with those Shares before the end of the Tender Period unless you withdraw or amend your Tender, in accordance with the procedures set out in Section 1.24 of this booklet.
1.29 If I purchase other Shares during the Tender Period, will my tendered Shares be affected?
Shareholders who tender their Shares to BHP Billiton Limited under the Buy-Back will be able to purchase additional shares in BHP Billiton Limited on or after 12 February 2007 without compromising their Australian tax position, specifically their entitlement for claiming related franking credits, on Shares sold into the Buy-Back. This is because:
•	those additional shares will not carry an entitlement to participate in the Buy-Back; and

•	the ATO has indicated that such additional shares acquired on an ex-entitlement basis on or after 12 February 2007 will be excluded from the ‘last-in first-out’ principle of the 45-day rule (refer to Section 2.2).
General information on the Australian tax implications for shareholders participating in the Buy-Back is included in Section 2 of this booklet.

2 Australian tax implications for shareholders
2 Australian tax implications for shareholders The following discussion is intended only as a general summary of the Australian income tax implications of participating in the Buy-Back
If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances.
It is therefore important that you seek professional tax advice to take into account your particular circumstances.
2.1 Introduction
Unless otherwise specified, this discussion is based on income tax legislation and administrative practice as at 7 February 2007. These laws, the interpretation of them by the courts, and administrative practice may change at any time, and sometimes with retrospective effect. BHP Billiton Limited has received a draft Class Ruling from the ATO for shareholders who participate in the Buy-Back, which provides preliminary confirmation of a number of the statements contained in this summary. The ATO will not issue the Class Ruling in a form that is binding until after completion of the Buy-Back. Although it is not anticipated to be the case, when the binding Class Ruling is issued by the ATO, it is possible that it may express a view contrary to that set out below.
This general summary of the Australian income tax implications of participating in the Buy-Back is limited to shareholders who hold their Shares on capital account and therefore may be assessed for tax under the Capital Gains Tax (‘CGT’) provisions on Shares bought back by BHP Billiton Limited. Some shareholders, for example those who carry on a business in dealing with shares, may be assessed on their dealings in shares other than under the CGT provisions. The tax consequences for those shareholders may differ significantly from those discussed below. This general summary applies to Australian complying superannuation funds provided they do not have ‘current pension liabilities’.
The Buy-Back will constitute an ‘off-market’ buy-back for tax purposes. As BHP Billiton does not intend to set the Buy-Back Price at more than the Tax Value, all of the Buy-Back Price in excess of A$2.50 will be treated as a fully franked deemed dividend.
A shareholder participating in the Buy-Back will be taken, for CGT purposes, to have disposed of their Shares when BHP Billiton Limited accepts the Tender. This is anticipated to be on Monday, 26 March 2007. For Australian tax purposes, shareholders (other than those treated as Australian resident companies) will be treated as disposing of their Shares for the A$2.50 capital component plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The Tax Value is expected to be A$26.37 adjusted for movement in the BHP Billiton Plc share price from the close of trading on the London Stock Exchange on 6 February 2007 to the opening of trading on the London Stock Exchange on the Closing Date (expected to be 23 March 2007) (see Section 2.3).
2.2 Income tax — Treatment of deemed dividend
AUSTRALIAN RESIDENTS
What proportion of the Buy-Back price is a deemed dividend that I must include in my assessable income?
If you are an Australian resident participating in the Buy-Back, the deemed dividend you receive will be the Buy-Back Price less A$2.50 for each Share bought back. It will be fully franked. Unless you are exempt from income tax, you will need to include this amount in your assessable income.
If you are entitled to the benefit of franking credits on the deemed dividend (see below) you will also:
•	need to include the franking credit on the deemed dividend in your assessable income (unless you are exempt from income tax); and

•
be entitled to a tax offset equal to the franking credit.
The tax offset may reduce the total tax payable on your taxable income. If your total tax offsets exceed the total tax payable on your taxable income, you may be entitled to a cash refund of that excess.

2. Australian tax implications for shareholders continued
Will an Australian resident company be entitled to a credit in its own franking account?
Yes. If the company satisfies the holding period rules, the company should enter the franking credit in its franking account and it can be used to frank dividends that the company pays.
Will I be entitled to a tax offset?
Yes. If you satisfy the holding period rules you will be entitled to a tax offset of the amount of the franking credit. Individuals and complying superannuation entities whose tax offsets exceed the total tax payable may be entitled to a refund of the excess. Generally no refunds will be available to companies if the tax offset exceeds the tax payable, however they may be able to carry forward any excess tax offsets to reduce tax payable in future income years.
NON-RESIDENT SHAREHOLDERS
What is the tax treatment if I am not a resident of Australia?
If you do not carry on business through a permanent establishment in Australia you will not be liable to Australian income tax on the franked deemed dividend component of the Buy-Back Price.
The treatment of that component as a deemed dividend is a function of Australian tax law (Division 16K of the Income Tax Assessment Act 1936) and does not alter the fact that, for all other purposes, the entire Buy-Back Price is simply the proceeds from selling the shares back to BHP Billiton Limited. It cannot therefore be assumed, subject to specific overseas tax advice, that the tax laws of the jurisdiction in which you reside will treat any part of the Buy-Back Price as a dividend.
For Australian tax purposes, the dividend component of the Buy-Back Price is specifically not subject to either Australian income tax or Australian withholding tax. This is because the dividend component is fully franked. The franking credits which are attached to the dividend component will generally have no further relevance for you and no part of those franking credits is refundable by the ATO to you.
Since the Buy-Back will proceed only at a price that represents at least a 10 per cent discount to the Market Price, you would generally be expected to receive a better price for your Shares by selling them on-market.
Different consequences may arise if you hold Shares as part of a business conducted through a permanent establishment in Australia. In that case, you should obtain specific Australian tax advice.
FRANKING CREDIT REQUIREMENTS
Are there any rules which might deny me the benefit of the franking credits?
The Australian tax legislation includes a number of rules which may prevent you from claiming the benefit of franking credits on the deemed dividend component of the Buy-Back Price.
These rules are designed to, amongst other things, discourage trading in franking credits. These rules may deny the benefit of franking credits to you generally, or because of your particular circumstances.
Will the anti-streaming rules deny me the franking credits?
BHP Billiton Limited has received preliminary advice from the ATO that the ATO will not make a determination to deny shareholders generally the benefit of tax offsets on the deemed dividend under the Buy-Back.
However, the particular circumstances of each participating shareholder will also be relevant in determining whether the rules deny the benefit of the tax offset or franking credit. For example, the period during which you hold the Shares and any arrangements you have in relation to the Shares will be important.
How long do I have to hold the Shares to be entitled to the franking credits?
To qualify for the franking credits on the deemed dividend, the 45-day rule requires that if you are an Australian resident shareholder you have to have held your Shares ‘at risk’ for a period of at least 45 days (excluding the days of acquisition and disposal) within a period beginning on the day after those Shares were acquired.
The 45-day rule is complex. Generally, if you are subject to the rule and you acquired your Shares on or before 8 February 2007 you would have held your shares for 45 clear days in respect of the deemed dividend component of the Buy-Back Price. This is on the assumption that the determination of the Buy-Back allocations occurs on 26 March 2007.
Will I have held my shares at risk over this 45-day period?
You can still fail the requirements of the 45-day rule even if you acquired Shares on or before 8 February 2007. This may arise where you have entered into other arrangements regarding the Shares, which reduce the risk of loss or opportunity for gain on the Shares. For example, granting an option to another person to acquire the Shares would reduce that risk or opportunity.

In addition, if you are under an obligation to make related payments in respect of the deemed dividend arising on the Buy-Back Price, you may also not qualify for the tax offset or franking credit unless other at risk holding requirements are satisfied.
If I acquire shares after the ex-entitlement date will this impact Shares tendered into the Buy-Back?
The 45-day rule also operates on a last-in-first-out basis so you will be deemed, for the purpose of applying the 45-day rule, to have disposed of your most recently acquired Shares under the Buy-Back. Generally, if the most recently acquired Shares were acquired on or after 9 February 2007, you may not qualify for the franking credit on the dividend deemed component of the Buy-Back price. BHP Billiton Limited has received clarification on the treatment of shares purchased within the 45-day period and the ATO has agreed that shares purchased on or after 12 February 2007 ex-entitlement to participate in the Buy-Back will be excluded from the ‘last-in-first-out’ rule. These shares will therefore not affect the ability to receive franking credits on Shares acquired on or before 8 February 2007 which are tendered into the Buy-Back. If the determination of the Buy-Back allocations occurs on a day other than 26 March 2007, these dates may alter.
Are there any holding period exemptions?
Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed A$5000 will not be subject to the 45-day rule.
2.3 Capital Gains Tax (‘CGT’) — Disposal of Shares (acquired after 19 September 19851)
Shareholders participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of A$2.50 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price (‘deemed capital proceeds’).
What is the Tax Value of the shares?
In 2004, the ATO released Taxation Determination TD2004/22, which sets out the ATO’s view in relation to determining the Tax Value of shares bought back off-market. TD2004/22 provides that the Tax Value should be determined as the volume weighted average price of the shares over the last five trading days before the first announcement of the Buy-Back, adjusted for the movement in the S&P/ASX 200 Index from the opening of trading on 7 February 2007 to the close of trading on the Closing Date (expected to be 23 March 2007).
TD2004/22 also provides that if companies undertaking an off-market buy-back wish to vary this methodology, representations should be made to the ATO explaining the rationale for this variation.
BHP Billiton Limited has made representations to the ATO that its market value setting methodology adopted in TD2004/22 should be varied in determining the Tax Value of Shares. As a result of these representations, the ATO has indicated that for the purposes of the Buy-Back, the Tax Value may be determined in accordance with the following formula:

*	£9.855 was the BHP Billiton Plc closing price in London on 6 February 2007.
If the movement in the BHP Billiton Plc share price is significantly different from the movement in the Company’s market price over the relevant period, BHP Billiton Limited may approach the ATO to seek to vary the methodology used to determine the Tax Value.
If the Buy-Back Price was higher than the Tax Value, a portion of the deemed dividend equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. However, as BHP Billiton intends to set the Buy-Back Price at no more than the Tax Value, this is not expected to occur.
Will I make a capital gain or a capital loss on sale of Shares into the Buy-Back?
You will make a capital gain on a Share disposed of under the Buy-Back to the extent that your deemed capital proceeds exceed the CGT cost base of the Share.
You will make a capital loss for a Share disposed of under the Buy-Back if your CGT cost base of the Share exceeds the deemed capital proceeds. No allowance for indexation or non-capital costs is made in determining the cost base of the Share in establishing a capital loss.
The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the capital proceeds under the Buy-Back are limited to A$2.50 plus the amount (if any) by which the Tax Value

[1]	Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia, however, the deemed dividend component of the Buy-Back Price for such Shares will be relevant for income tax purposes. Furthermore, if you are the trustee of a superannuation fund, shares acquired prior to 20 September 1985 can be subject to CGT in Australia.

2. Australian tax implications for shareholders continued
exceeds the Buy-Back Price, rather than the price at which the shareholder would have sold their Shares on-market. The lower deemed capital proceeds also mean that any capital gain which may otherwise have arisen on disposal of the Shares is reduced or eliminated.
If you are a company, or normally taxed as a company, it does not necessarily follow that you will have a capital loss if the above deemed capital proceeds are less than the cost base of the share (excluding indexation and non-capital costs). The application of the capital loss rule is not clear in all circumstances, and Australian resident companies should therefore seek specific independent advice to establish whether or not any capital loss will arise as a result of participating in the Buy-Back.
If a capital loss does arise from the Buy-Back, you cannot offset any capital loss arising from the Buy-Back against the deemed dividend or any franking credit included in your assessable income, as it can only be used to offset capital gains. Capital losses that are not used in the income year in which they arise may usually be carried forward and used to offset capital gains made in later income years.
Section 2.4 provides illustrative examples of the potential tax consequences for an Australian resident individual disposing of their Shares under the Buy-Back. The actual tax consequences will depend on the Buy-Back Price, the Tax Value, your applicable marginal tax rate and the CGT cost base of your Shares.
Will I receive a CGT discount?
If you have held your Shares for more than 12 months at the time you sell your Shares into the Buy-Back, you are eligible for the discount and need only include in your assessable income one-half (for individuals) and one-third (for complying superannuation funds without ‘current pension liabilities’) of any net capital gain. If you are a company you are not entitled to any CGT discount.
Can the cost base be indexed?
If you acquired Shares at or before 11.45am (ACT time) on 21 September 1999, and if you are not a company, you may choose whether to index the cost base to 30 September 1999 or to apply the CGT discount (a company is permitted to apply indexation to 30 September 1999; but not permitted to apply the CGT discount). If you acquired your Shares after 11.45am (ACT time) on 21 September 1999 and have held them for at least 12 months you cannot index their cost base to 30 September 1999, and must apply the CGT discount (unless you are a company), in calculating any capital gain on disposal.
What will be my cost base?
Generally, the CGT cost base for a Share will be the amount that you paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.
If you are the trustee of a superannuation fund, you should note that the cost base of shares acquired before 1 July 1988 may be adjusted to the market value of the shares on 30 June 1988.
The cost base amount must also be adjusted for any capital reductions or bonus issues of shares. For example, on the formation of the DLC in 2001 a bonus issue of 1.0651 shares for each share held was made. Further, capital reductions were undertaken to facilitate the demerger of each of OneSteel Ltd in October 2000 (A$0.66 per share reduction in the cost base per share before adjustment for DLC bonus shares) and BlueScope Steel Ltd in July 2002 (5.063 per cent reduction in cost base per share).
In determining the impact of the BlueScope Steel Ltd demerger, the ATO accepts that there may be more than one method of allocating the cost base that results in a reasonable apportionment. In all cases, the ATO considers that the apportionment will be reasonable if a taxpayer calculates the new cost base of each post-demerger interest in accordance with the market value of that interest relative to the total market value of all of their post-demerger interests. This method is referred to as the relative market value method. However, it may also be acceptable to use the parcel by parcel method.
This information is contained in:
(1)	ATO Tax Determination TD 2006/73 — issued by the Australian Taxation Office 22 November 2006: http://law.ato.gov.au/atolaw/view.htm?Docid= TXD/TD200673/NAT/ATO/00001&PiT=99991231235958

(2)	Further information from the ATO on the application of TD 2006/73: http://www.ato.gov.au/print.asp?doc= /content/75646.htm

NON-RESIDENT SHAREHOLDERS
Under Australian CGT rules, a taxable capital gain or capital loss will not arise for a non-resident participating in the Buy-Back unless the non-resident together with its ‘associates’ holds a ‘non-portfolio interest’ in BHP Billiton on 26 March 2007 or throughout a 12 month period during the 2 years ending 26 March 2007. This assumes that the determination of the Buy-Back allocation occurs on 26 March 2007. A ‘non-portfolio interest’ is a 10% holding of the issued shares of BHP Billiton Limited (including options to acquire such shares). If you and your associates together hold a non-portfolio interest in BHP Billiton, you will require specific Australian tax advice.
However, different consequences may arise if a nonresident shareholder holds Shares as part of a business conducted through a permanent establishment in Australia or if a non-resident has previously resided in Australia and held the relevant shares at the time when they left Australia. Specific Australian taxation advice should be obtained in that case.
2.4 Worked tax example for Australian resident individuals and Australian complying superannuation funds
The following worked examples set out the potential tax consequences per Share for Australian resident individuals and Australian complying superannuation funds participating in the Buy-Back for Shares acquired after 19 September 1985, and assumes a Buy-Back Price of A$23.65 (an assumed 14 per cent Buy-Back Discount to an assumed Market Value of A$27.50) and two illustrative cost bases for CGT purposes of A$8.00 and A$15.00 per Share. You should not rely on A$23.65 as being the actual Buy-Back Price; see Section 1.10 for an explanation of how the Buy-Back Price will be determined.
The ‘Trevor example’ in the table assumes a Buy-Back Price of A$23.65 (an assumed 14 per cent Buy-Back Discount to an assumed Market Value of A$27.50) and a A$15.00 cost base for CGT purposes and provides more detailed commentary on the relevant calculations in notes A to I following the table. The column on the right of the table marked ‘Your workings’ is there to assist you should you choose to participate in the Buy-Back. It is intended to help you calculate your anticipated income tax and CGT consequences of participating in the Buy-Back.
It is important to understand that the table is an illustrative example only and is based on a number of assumptions including:
•	a Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the franked deemed dividend will not be known until after the Buy-Back closes;

•	the discount capital gain method is used, which may or may not be applicable depending on a participating shareholder’s circumstances; and

•	a Tax Value which may change (see Section 2.3). The actual Tax Value will not be known until after the Buy-Back closes.
In any event, the tax consequences for an individual or superannuation fund may be different from the example because of their particular circumstances. The amounts calculated under the tax table will not necessarily reflect the actual tax consequences for you if you choose to participate in the Buy-Back.
Tax calculator
To assist you, BHP Billiton intends to provide access to a tax calculator through its website at www.bhpbilliton.com from approximately 20 February 2007 to 2 April 2007.

2. Australian tax implications for shareholders continued

	Superfund		Australian resident individuals [1]

	(without current		Income =		Income =		Income =
	pension liabilities)		$0-$6,000		$6,001-$25,000		$25,001-$75,000

		15%		0.00%		16.50%		31.50%
Per share A$	tax rate		marginal tax rate		marginal tax rate		marginal tax rate

Income tax consequences (deemed dividend)
Illustrative Buy-Back Price		$23.65		$23.65		$23.65		$23.65
Less: capital component		$(2.50)		$(2.50)		$(2.50)		$(2.50)

Assumed fully franked deemed dividend [2]		$21.15		$21.15		$21.15		$21.15
Add: gross up for franking credits		$9.06		$9.06		$9.06		$9.06
Assessable income		$30.21		$30.21		$30.21		$30.21
Tax on assessable income		$(4.53)		$0.00		$(4.99)		$(9.52)
Tax offset [3]		$9.06		$9.06		$9.06		$9.06
Net tax offset (tax payable) on franked deemed dividend		$4.53		$9.06		$4.07		$(0.46)

After tax proceeds [3]		$25.68		$30.21		$25.22		$20.69

CGT consequences (capital)
Capital component	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50
Add: excess Tax Value over Buy-Back Price [4]	$3.85	$3.85	$3.85	$3.85	$3.85	$3.85	$3.85	$3.85
Less: Illustrative cost base	$(8.00)	$(15.00)	$(8.00)	$(15.00)	$(8.00)	$(15.00)	$(8.00)	$(15.00)
Nominal capital gain/(loss) on disposal	$(1.65)	$(8.65)	$(1.65)	$(8.65)	$(1.65)	$(8.65)	$(1.65)	$(8.65)
Discount capital gain/(loss) [5]	$(1.10)	$(5.77)	$(0.82)	$(4.33)	$(0.82)	$(4.33)	$(0.82)	$(4.33)
Tax impact of capital gain/(loss) [6]	$0.16	$0.86	$0.00	$0.00	$0.14	$0.71	$0.26	$1.36

After tax proceeds [5,6]	$2.66	$3.36	$2.50	$2.50	$2.64	$3.21	$2.76	$3.86

Total after tax proceeds [5,6]	$28.34	$29.04	$32.71	$32.71	$27.86	$28.43	$23.45	$24.55

Notes:

[1]	For the purposes of the analysis, it is assumed that the marginal tax rate for individuals includes the Medicare levy at a rate of 1.5 per cent. The liability of an individual to pay the Medicare levy depends on the individual’s own circumstances.

[2]	This assumed fully franked deemed dividend (A$21.15) is calculated as the assumed Buy-Back Price of A$23.65 less the fixed capital component of A$2.50.

[3]	This assumes the shareholder is fully entitled to the franking credits.

[4]	This assumes, for illustrative purposes only, that the market value for tax purposes (the ‘Tax Value’) of the Shares is A$27.50. The actual Tax Value will be A$26.37, adjusted for the movement in the BHP Billiton Plc share price from £9.855 (the closing price on the London Stock Exchange on 6 February 2007) to the opening price on the London Stock Exchange on the Closing Date.

[5]	This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50 per cent for individuals; 33 1/3 per cent for complying superannuation funds). Although capital losses, as such, are not subject to the discount, it is assumed that capital losses are offset against capital gains and that the net amount is then discounted. If capital losses are offset against capital gains which cannot be discounted (e.g. on assets held for less than 12 months), the tax impact of the capital loss will be greater (more favourable) than shown in the table.

[6]	This assumes shareholders will be able to fully utilise capital losses to offset capital gains derived from other assets. The capital loss, which arises under the Buy-Back, may be different to any capital gain/loss which may have arisen under an equivalent sale of Shares on-market. This is because the capital proceeds under the Buy-Back are the aggregate of A$2.50 (the cash capital component) plus A$3.85 (the excess of the assumed Tax Value over the assumed Buy-Back Price). The A$3.85 is used for illustrative purposes only.
‘Trevor example’
Trevor earns A$48 000 per annum and he is in a tax bracket that gives him a marginal tax rate of 31.5 per cent. Trevor purchased 500 BHP Billiton Limited shares post July 2002 (that is, Trevor did not participate in any of the demergers) at A$15.00 per share and as a consequence his cost base for CGT purposes is A$15.00. Trevor is able to tender at any of the five specified Tender Discounts in the range of 10 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a Final Price Tender, and wants to calculate the income tax and CGT consequences for a given Buy-Back Price within the range on a per Share basis.
Income tax consequences (See ‘Trevor example’ above)
A	If Trevor decides to tender at a 14 per cent Tender Discount to the assumed Market Price of A$27.50, the equivalent Buy-Back Price would be A$23.65 per Share.

B	The Buy-Back Price is made up of two components, a capital component of A$2.50 and a fully franked deemed dividend component. The assumed fully franked deemed dividend component would be A$21.15 per Share, representing the difference between the illustrative Buy-Back Price of A$23.65 and the capital component of A$2.50.

C	The deemed dividend component of the Buy-Back Price will be fully franked; therefore it needs to be ‘grossed up’ for the franking credits that are attached to it. The gross up occurs

				‘Trevor example’			Your workings

Income =		Income =		Income =			Income =
$75,001–$ 150,000		$150,000+		$48,000				$

41.50%		46.50%		31.50%			%
marginal tax rate		marginal tax rate		marginal tax rate			marginal tax rate

	$23.65		$23.65	Buy-Back Price =	$23.65	A	Buy-Back Price =	$
	$(2.50)		$(2.50)	Capital component =	$(2.50)	B	Capital component =		$(2.50)

	$21.15		$21.15	$23.65 – $2.50 =	$21.15	B	$ – $2.50 =	$
	$9.06		$9.06	$21.15 * (0.3/0.7) =	$9.06	C	$ * (0.3/0.7) =	$
	$30.21		$30.21	$21.15 + $9.06 =	$30.21	C	$ + $ =	$
	$(12.54)		$(14.05)	– ($30.21 * 31.5%) =	$(9.52)	D	–($ * %) =	$(		)
	$9.06		$9.06	$21.15 * (0.3/0.7) =	$9.06	C	$ *(0.3/0.7)=	$
	$(3.48)		$(4.99)	$9.06–$9.52=	$(0.46)	E	$ – $ =	$

	$17.67		$16.16	$21.15–$0.46=	$20.69		$ +/– $ =	$

$2.50	$2.50	$2.50	$2.50	Capital component =	$2.50		Capital component =		$2.50
$3.85	$3.85	$3.85	$3.85	$27.50 – $23.65 =	$3.85	F	$ – $ =	$
$(8.00)	$(15.00)	$(8.00)	$(15.00)	Cost base =	$(15.00)		Your cost base =	$
$(1.65)	$(8.65)	$(1.65)	$(8.65)	$2.50+$3.85 – $15.00 =	$(8.65)	G	$2.50+$ – $ =	$
$(0.82)	$(4.33)	$(0.82)	$(4.33)	$(8.65) * 50% =	$(4.33)	H	$ * % =	$
$0.34	$1.79	$0.38	$2.01	$4.33*31.5%=	$1.36		$ * % =	$

$2.84	$4.29	$2.88	$4.51	$2.50+$1.36=	$3.86		$2.50 + $ =	$

$20.51	$21.96	$19.04	$20.67	$20.69 + $3.86 =	$24.55	I	$ + $ =	$

because tax credits can be passed to shareholders for income tax already paid by BHP Billiton Limited. The company tax rate in Australia is 30 per cent, so the grossed up amount is calculated by dividing the fully franked deemed dividend component by 0.7. This gives Trevor a ‘grossed up’ deemed dividend amount of A$30.21.

D	Trevor calculates his income tax liability by multiplying the ‘grossed up’ deemed dividend amount of A$30.21 by his marginal tax rate of 31.5 per cent.

E	Trevor must pay A$0.46 of income tax on the deemed dividend component of every Share he sells in the Buy-Back. This is the difference between the tax already paid by the Company (A$ 9.06) and the tax payable at his marginal rate (A$9.52). Trevor’s net dividend proceeds after income tax are A$20.69 (i.e. A$21.15 less A$0.46). Note: numbers may differ due to rounding.
CGT consequences (see ‘Trevor example’ above)
F	For tax purposes, the price at which Trevor will be deemed to have sold his Shares under the Buy-Back will be equal to the A$2.50 capital component plus any amount by which the Tax Value exceeds the Buy-Back Price. Based on an assumed Tax Value of A$27.50 and the assumed Buy-Back Price of A$23.65, the excess amount is A$3.85.

G	Trevor will be deemed to have sold his Shares under the Buy-Back for A$6.35 per Share (i.e. the A$2.50 capital component plus the A$3.85 excess of the assumed Tax Value over the assumed Buy-Back Price). Trevor’s cost base is A$15.00 per Share. Thus, the maximum capital loss that Trevor will be able to offset against capital gains realised from other assets during the 2006/07 income year, assuming his Shares are sold under the Buy-Back, is A$8.65 per Share (i.e. A$15.00 less A$6.35).

H	Assuming Trevor has held the other (gain) assets (see G above) for more than 12 months and realised a capital gain from those other assets during the 2006/2007 income year, the discount capital gain method is used, which has the effect of adjusting the total capital loss by a discount factor of 50 per cent for individuals. The benefit of Trevor’s capital loss is therefore 31.5 per cent of half of A$8.65, i.e. A$1.36.
Overall after tax proceeds
I	Trevor would receive after-tax proceeds of A$24.55 if he tenders his Shares at A$23.65 per Share (i.e. 14 per cent Tender Discount to the assumed Market Price of A$27.50), based on the assumptions above and the notes to the table, i.e. A$23.65 minus A$0.46 income tax, plus A$1.36 benefit of capital loss.

3 Effect of the Buy-Back on BHP Billiton 3 Effect of the Buy-Back on BHP Billiton
3.1 Half year results and other information
BHP Billiton achieved strong results in the first half of its 2007 financial year, both in relation to its operations and its financial results with robust demand, strong product prices and solid production underpinning the result.
Attributable profit for the half year ended 31 December 2006 increased by 41.3 per cent to US$6.2 billion compared to the corresponding period in 2005. Basic earnings per share increased to 103.9 US cents per share, up 44.1 per cent on the prior year. Net operating cash flow for the year was US$7.0 billion.
This record result is reflective of strong market conditions and the successful execution of BHP Billiton’s business strategy. BHP Billiton achieved production records (from continuing operations) for five major and one minor commodity during the half year and ten of the Company’s assets set production records. This reflects BHP Billiton’s key operating objective of delivering consistent, predictable and sustainable operating performance across all of the Company’s businesses.
BHP Billiton has consistently focused on maximising the operating performance of its world-class assets, reducing costs and improving the efficiencies of its businesses. The strong cash flow has been invested in value accretive organic growth projects and acquisitions.
Consistent with BHP Billiton’s ongoing progressive dividend policy, an interim dividend of 20 US cents per share was declared on 7 February 2007 (representing an increase of 14.3 per cent over last year’s interim dividend).
Electronic copies of BHP Billiton’s 2007 half year profit announcement can be found at www.bhpbilliton.com. Announcements made by BHP Billiton after the date of this booklet may be of interest to shareholders. Any such announcements can also be found on BHP Billiton’s website at www.bhpbilliton.com.
Capital management
As part of its half year profit announcement on 7 February 2007, the Group announced an increase in its capital management programme to US$10 billion. This amount will be returned to shareholders over the next 18 months through a series of share buy-backs. As part of this programme, BHP Billiton announced its intention to return a targeted maximum of A$3.25 billion of capital to shareholders by way of an off-market buy-back tender of BHP Billiton Limited shares. From August 2006 to 7 February 2007, US$1.7 billion has been returned to shareholders through on-market purchases of BHP Billiton Plc shares. BHP Billiton expects the on-market buy-back of BHP Billiton Plc shares will continue during the off-market process.
BHP Billiton will continue with its progressive dividend policy, with further increases dependent upon the expectations for future investment opportunities and market conditions. The return of capital is consistent with BHP Billiton’s commitment to demonstrating strong capital discipline whilst ensuring that it is able to continue to finance its strong and growing organic growth pipeline.
BHP Billiton has consistently stated that the priorities for its cash flow are: to finance growth opportunities with attractive rates of return; to maintain a capital structure in line with a solid ‘A’ credit rating; and to return cash to shareholders, either through its progressive dividend policy or by other means such as this Buy-Back.
3.2 Impact of the Buy-Back on future growth
BHP Billiton has an extensive project pipeline which includes approximately US$17.5 billion of capital expenditure on projects in either execution or feasibility. The majority of projects under development continue to track to schedule. Given the strength of BHP Billiton’s financial position, the Buy-Back will not prejudice its ability to continue to fund these opportunities or other value enhancing opportunities as they arise.
3.3 How will the Buy-Back be funded?
The Buy-Back will be funded from cash and borrowings. Given the strength of its financial position, BHP Billiton will remain strongly capitalised after completion of the Buy-Back, and will remain in line with a solid ‘A’ credit rating.

3.4 Impact of the Buy-Back on key financial indicators
The precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back are finalised. However, the Buy-Back is expected to improve BHP Billiton’s earnings per share, cash flow per share and return on equity in the 2007 and later financial years. The more shares that are purchased, the greater the expected enhancement. As the Buy-Back will be funded from cash and borrowings, the gearing of BHP Billiton is expected to increase but this will not compromise the Company’s ‘A’ credit rating or ability to fund its strong pipeline of organic growth projects.
3.5 Impact on BHP Billiton’s franking account
The amount of franking credits that will be utilised under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back are determined. By way of illustration, if it is assumed that A$3.25 billion of capital is repurchased under the Buy-Back at a Buy-Back Price of A$23.65, approximately A$1.4 billion of franking credits would be utilised. The targeted maximum size of the Buy-Back has been set at A$3.25 billion to enable BHP Billiton to continue to pay fully franked dividends under its progressive dividend policy.
3.6 Financial impact of the Buy-Back
Basis of Presentation of Financial Information
On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a DLC structure. This was effected by contractual arrangements between the companies and amendments to their constitutional documents (see Section 3.9).
The effect of the DLC structure is that BHP Billiton Limited and its subsidiaries and BHP Billiton Plc and its subsidiaries operate together as a single economic entity.
The DLC merger was accounted for using the merger method of accounting. The nature of the DLC merger has resulted in the inclusion of amounts attributable to the shareholders of both BHP Billiton Plc and BHP Billiton Limited in capital and reserves on the balance sheet, and in attributable profit.
Financial statements are presented in US dollars. At 31 December 2006, US$0.7908 was equal to one Australian dollar.
The financial information presented in this Section 3 has been prepared in accordance with the Australian equivalents of IFRS, which also comply with EU IFRS.
Summarised Balance Sheet
The table below sets out BHP Billiton’s summarised Balance Sheet and a Pro-forma summarised Balance Sheet as at 31 December 2006, prepared numerically (but not in relation to format) in accordance with IFRS, assuming A$3.25 billion (US$2.5 billion) worth of Shares are bought back. There have been no material changes in current or non-current interest bearing liabilities, and no material reduction in shareholders’ equity (other than dividends declared) since 31 December 2006.
The table below sets out a summary of the impact of the Buy-Back on BHP Billiton’s Balance Sheet based on the assumptions in the footnotes below the table. The amount by which the Buy-Back Price exceeds the amount debited to contributed equity (A$2.50 (US$1.98) per Share) will be debited to retained profits. For example, if the Buy-Back Price is A$23.65 (US$18.70), an amount of A$21.15 (US$16.72) per Share will be debited to retained profits.

	Actual	Pro-forma [1,2]
As at 31 December 2006	US$ m	US$ m

Assets
Cash and cash equivalents	1 423	1 423
Other assets	50 317	50 317

Total assets	51 740	51 740

Liabilities
Interest bearing liabilities	8 629	11 199
Other liabilities	14 884	14 884

Total liabilities	23 513	26 083

Net Assets	28 227	25 657

Equity
Contributed equity – Limited [3]	1 498	1 226
Retained profits [3]	26 006	23 708
Other equity	723	723

Total equity	28 227	25 657

Notes:

[1]	Pro-forma calculations assume the Buy-Back Price is A$23.65 (US$18.70), the number of Shares bought back is 137.4 million and A$3.25 billion (US$2.5 billion) worth of BHP Billiton Limited Shares are bought back. This Buy-Back Price is an example only. You should not rely on this price as being the Buy-Back Price. See Section 1.10 for an explanation on how the Buy-Back Price will be determined.

[2]	Pro-forma calculations assume, for illustrative purposes only, that the Buy-Back is funded by the Company’s borrowing. BHP Billiton’s actual funding decision may include cash on hand, internal cash flow and external borrowing if required. Incidental costs of the Buy-Back have been excluded since they are insignificant to the pro-forma calculation.

[3]	Assuming a Buy-Back Price of A$23.65 (US$18.70) per Share, A$2.50 (US$1.98) per Share of the Buy-Back Price will be debited to contributed equity and the assumed balance of A$21.15 (US$16.72) per Share will be debited to retained profits.

3. Effect of the Buy-Back on BHP Billiton continued
3.7 What effect will the Buy-Back have on BHP Billiton’s issued shares?
As at 31 December 2006, BHP Billiton Limited had on issue 3,497.1 million fully paid ordinary shares and BHP Billiton Plc had on issue 2,468.2 million fully paid ordinary shares (i.e. 5,965.3 million in aggregate for the BHP Billiton group).
Assuming that A$3.25 billion worth of BHP Billiton Limited’s Shares are bought back, the following table sets out the number of Shares, the percentage of total issued shares of BHP Billiton Limited and the percentage of total issued shares of the BHP Billiton group, which would be bought back assuming different Buy-Back Prices. The table is an example only and you should not rely on it as being the percentage of Shares which will be bought back. All Shares that BHP Billiton Limited buys back will be cancelled. The Buy-Back by BHP Billiton Limited will not change the number of issued shares of BHP Billiton Plc.

			Percentage of total	Percentage of total
Tender	Buy-Back Price assuming	Number of Shares	issued Shares of	issued shares of the
Discount	a Market Price of A$27.50	bought back (million)	BHP Billiton Limited	BHP Billiton group

14%	A$23.65	137.4	3.93%	2.30%
13%	A$23.93	135.8	3.88%	2.28%
12%	A$24.20	134.3	3.84%	2.25%
11%	A$24.48	132.8	3.80%	2.23%
10%	A$24.75	131.3	3.75%	2.20%
On 8 February 2001, BHP Billiton Limited (then known as BHP Limited) announced an on-market buy-back programme. BHP Billiton Limited has the authority to buy back up to 349 million shares. To date, BHP Billiton Limited has bought back approximately 4.13 million shares at a weighted average price of A$8.83 per share. On 15 September 2006, BHP Billiton Limited extended the on-market buy-back programme a further 12 months so that it now expires on 30 September 2007.
In August 2006, BHP Billiton announced a capital management initiative of US$3 billion to be returned to shareholders over an 18 month period. In the six months since then, BHP Billiton has returned US$1.7 billion through a series of on-market buy-backs of 92.3 million BHP Billiton Plc stock at an average price per share of US$18.23. On 7 February 2007, BHP Billiton announced a US$10 billion increase in its capital management programme. This amount will be returned to shareholders over the next 18 months through a series of buy-backs. BHP Billiton Plc has an existing authority to buy back up to 10 per cent of its own shares.
3.8 What effect will the Buy-Back have on the control of BHP Billiton?
Given the targeted maximum number of Shares BHP Billiton Limited is expected to acquire in the Buy-Back, the Buy-Back is not expected to have any change of control implications for BHP Billiton Limited or BHP Billiton Plc. This expectation is further supported by BHP Billiton’s widely held share ownership structure.
3.9 DLC structure
BHP Billiton operates under a DLC structure. As a result, shareholders of BHP Billiton Limited and BHP Billiton Plc are placed in substantially the same position in terms of voting rights, dividends and capital returns as if they hold shares in a single economic enterprise which controls the assets of both BHP Billiton Limited and BHP Billiton Plc.
Under the agreements which govern the DLC structure an off-market buy-back by BHP Billiton Limited, which is completed at a price that is at or below market value for the Shares, does not require shareholder approval by BHP Billiton Limited or BHP Billiton Plc and does not require an equivalent offer to be made to BHP Billiton Plc shareholders. It also does not require an adjustment to the ratio of the rights of a BHP Billiton Limited shareholder relative to the rights of a BHP Billiton Plc shareholder.
Given that the Buy-Back Price will be at least 10 per cent below the Market Price, there will be no requirement under the DLC structure for a similar transaction to be offered to the BHP Billiton Plc shareholders or for any other corporate action to be taken by BHP Billiton Limited or BHP Billiton Plc.

3.10 Outlook
Global economic outlook
The outlook for the global economy remains encouraging with continued GDP growth in China, strong performance in Europe and improving confidence in the US. A healthy corporate sector, accommodative monetary policies and ample liquidity continue to provide support. Falling oil prices have also brought some relief to inflation levels and have assisted in improving sentiment in oil-importing countries. Tight labour market conditions and falling unemployment rates continue in a number of regions.
Asian economies continue to expand at a solid pace. China’s GDP growth was 10.7 per cent in 2006. This is the fourth consecutive year that China’s real GDP growth has exceeded 10 per cent. We have seen evidence that recent government tightening of liquidity and investment controls are moderating growth but expansion will continue. India is maintaining robust growth momentum, even as it continues to wrestle with economic reforms. Although Japan has recently experienced slower economic growth, business investment and external demand remains robust. Growth in the US has moderated from exceptionally strong levels a year ago. This is reflected in the progressive slowdown in its domestic housing and construction sectors. While global industrial activity has been slowing, it is being cushioned by strength in final demand growth in Western Europe and developing economies.
In the short term, we expect global growth to moderate, but the economic outlook remains healthy. Growth in Asia is likely to persist although we expect further dampening in China’s economic growth due to the momentum of its recent cooling. While we expect growth for the US economy to be below the rate in 2006, a soft landing in the housing sector, strong capital investment and an easing of energy prices should result in a growth rate consistent with long-term trends. Strong economic activity in Western Europe and an improvement in Japan’s economic outlook should lessen the impact of any slowdown in the US.
Commodity outlook
In 2006 real annual average prices for copper, zinc, iron ore, coking coal, thermal coal, crude oil, natural gas and uranium reached their highest levels since the 1970s.
Aluminium, nickel and lead also passed 15 to 20 year annual average peaks. Strong global demand growth coupled with low inventories were supportive of high prices, although investment interest also exerted an influence. World consumption of the major non- ferrous metals rose by five to ten per cent in 2006 while use of finished steel also grew strongly. Supply also accelerated, but notwithstanding this, most commodities remained in deficit. Combined LME warehouse inventories of primary metal continue to remain at historically low levels. Overall stock-to-consumption ratios are at their lowest levels in more than 30 years, and there may be limits to further consumer de-stocking in many sectors.
Market indicators do not point to large scale supply surpluses emerging in 2007, although demand growth can be expected to vary regionally in line with varying economic activity. China is set to continue as the main driver of demand, but more mature markets may also lend support, especially Europe and Japan. Despite the expansion of China’s domestic production base, imports of commodities will continue to play a crucial role in supporting the country’s industrialisation.
While we expect a constructive environment, the path of the US economy is uncertain. Although the US economy will continue to have an important impact on the global economy, it is increasingly clear that improved economic conditions in other OECD countries and the increased relevance of emerging economies is decreasing the global impact of US economic activity. As a result the global impact of a slowdown in the US is expected to be lower than generally assumed and we do not anticipate a return of prices to longer run averages over the medium term.
3.11 Forward-looking statements
Certain statements contained in this Buy-Back booklet, including statements in Section 3.10 above and statements regarding the implementation of BHP Billiton’s capital management programme and the effect on its business, may constitute ‘forward-looking statements’ for the purposes of applicable securities laws. BHP Billiton Limited undertakes no obligation to revise the forward-looking statements included in this booklet to reflect any future events or circumstances. The Company’s actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include the number of Shares bought back pursuant to the Buy-Back Invitation, the Buy-Back Price and general trading and economic conditions affecting BHP Billiton. Further information about BHP Billiton, its business and factors affecting its operations is contained in the half year report and other reports, which can be accessed on its website at www.bhpbilliton.com .

4 Additional information on the Buy-Back This section sets out further details of the Buy-Back including important information for joint shareholders, trustees and nominees
4 Additional information on the Buy-Back

4.1 Size of the Buy-Back
ASIC has granted BHP Billiton Limited an exemption under subsection 257D(4) of the Corporations Act to permit BHP Billiton Limited to conduct the Buy-Back in substantially the same manner as an equal access scheme. Further details of the exemption granted by ASIC are set out in Section 4.13.
Under the Corporations Act, BHP Billiton Limited may, without shareholder approval, buy back shares under an equal access scheme, provided that the number of voting shares bought back in the Buy-Back and in any other buy-back conducted in the 12 months preceding the Buy-Back Date does not exceed 10 per cent of the smallest number of votes attaching to the Company’s voting shares at any time during the 12 months preceding the Buy-Back Date.
BHP Billiton Limited intends to buy back a targeted maximum of A$3.25 billion worth of Shares. However, the Company may vary the size of the Buy-Back depending on demand. In any event, the targeted maximum size of the Buy-Back, and any increase in the amount to be bought back, will result in BHP Billiton Limited being significantly below the 10 per cent limit. Furthermore, BHP Billiton Limited retains the discretion to buy back a lesser number of Shares than indicated in this booklet or no Shares at all.
4.2 Shares held by trustees and nominees
Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back, subject to any legal restrictions in the countries where such beneficial owners are resident and provided such persons are not Excluded Foreign Persons, and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete one aggregated Tender Form on behalf of all beneficial owners.
Trustees or nominees who hold Shares on behalf, or for the account, of a US Person or a resident of Canada or a person in the United States must not inform any such person of the Buy-Back. It is the responsibility of the trustee or nominee to ensure that, when completing an aggregated Tender Form, it does not include any tender on behalf of a US Person or a resident of Canada or a person located in the United States.
For Issuer Sponsored Holdings, the trustee or nominee must ensure that an aggregated Tender Form is received by the Registry by 7.00pm (Melbourne time) on the Closing Date (Friday, 23 March 2007). For CHESS Holdings, the trustee or the nominee will need to aggregate all Tenders received from beneficial owners and provide instructions to its controlling participant in time for the aggregated Tender to be processed by 7.00pm (Melbourne time) on the Closing Date (Friday, 23 March 2007).
Any scale back that applies to Shares tendered by trustees and nominees will be performed on a registered shareholder basis.
4.3 Margin lending arrangements
If you hold Shares under margin lending arrangements or if they are held as security for a loan or as Australian Clearing House Pty Limited collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements or that loan documentation or by Australian Clearing House Pty Limited.
4.4 Shareholders with more than one holding of Shares
You will receive a personalised Tender Form for each separate registered holding of Shares. For example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms. You may tender Shares into the Buy-Back from any or all of your separate registered holdings, provided that you complete the Tender Form and follow the instructions for each holding you wish to tender. Any scale back that applies to Shares tendered into the Buy-Back will be applied to each of those registered holdings as if they were held by different persons.
4.5 Joint shareholders
If you hold your Shares jointly with another person (for example, your spouse) and you have an Issuer Sponsored Holding, you must complete and return the Tender Form in accordance with the instructions for joint holdings on the Tender Form.

4.6 Restrictions on the payment of Buy-Back proceeds
BHP Billiton Limited will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.
4.7 Rights under this Buy-Back Invitation cannot be transferred
This Buy-Back Invitation is personal to you. You cannot transfer your rights under this Buy-Back Invitation.
4.8 The effect of submitting a Tender
A Tender constitutes an offer to sell the tendered Shares to BHP Billiton Limited on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against BHP Billiton Limited. BHP Billiton Limited retains the discretion to accept or reject any Tender, and may choose to reject all Tenders.
If BHP Billiton Limited accepts your Tender, a binding Buy-Back Contract is formed between you and BHP Billiton Limited, and you must sell the tendered Shares back to BHP Billiton Limited on the terms and conditions set out in the Buy-Back Documents, including the terms and conditions set out below.
By submitting a Tender Form, you:
•	agree to the terms and conditions set out in the Buy-Back Documents;

•	offer to sell to BHP Billiton Limited on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Discount(s) and/or as a Final Price Tender (subject to any Minimum Price you may have chosen);

•	agree that the Company’s announcement to the ASX on the Buy-Back Date in relation to the Buy-Back Price and other details is:
–	effective notice or communication of the Company’s acceptance of your Tenders that are submitted either:
–	at a Tender Discount equal to or greater than the Buy-Back Discount; or

–	as a Final Price Tender,
     and which are:
–	submitted in accordance with the Buy-Back Documents;

–	at a price which is not less than your Minimum Price (if you have chosen one); and

–	not rejected by BHP Billiton Limited; and

–	effective notice of BHP Billiton Limited’s rejection of any of your Tenders submitted at a Tender Discount less than the Buy-Back Discount or where your Minimum Price (if you have chosen one) is greater than the Buy-Back Price;
•	agree that it is only upon such an announcement to the ASX that a Buy-Back Contract is formed for the purchase of relevant Shares;

•	waive any requirement to receive further notice or communication from BHP Billiton Limited of its acceptance or rejection of any Tender submitted by you;

•	warrant to BHP Billiton Limited that:
–	at all times after you tender your Shares for sale into the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares that you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights and otherwise able to be sold by you;

–	you are a person to whom the Buy-Back Invitation may lawfully be made and whose participation in the Buy-Back is permitted under the laws of the jurisdiction in which you are resident;

–	you are not (nor are you acting on behalf of or for the account of) a US Person, a resident of Canada, a person located in the United States or a person who is otherwise an Excluded Foreign Person;

–	you have not distributed or sent any Buy-Back Documents or other document referring to the Buy-Back into the United States or Canada or to any US Person, resident of Canada or ADR holder; and

–	you are not tendering shares represented by ADRs;
•	authorise BHP Billiton Limited (and its officers, agents or contractors) to correct any error in or omission from your Tender Form and/or Withdrawal/Amendment Form, and to insert any missing details;

•	undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered;

•	acknowledge that neither BHP Billiton nor any other party involved in the Buy-Back has provided you with financial product advice, or any securities recommendation, or has any obligation to provide this advice or recommendation, concerning your decision to participate in the Buy-Back;

4. Additional information on the Buy-Back  continued
•	authorise BHP Billiton Limited to make payment:
–	by direct credit to your nominated account if you have a direct credit authority recorded on the BHP Billiton Limited Share Register at 7.00pm (Melbourne time) on the Closing Date (Friday, 23 March 2007); or

–	if you do not have a direct credit authority, by cheque mailed to your address shown on the BHP Billiton Limited Share Register at 7.00pm (Melbourne time) on the Closing Date; and
•	undertake that if you breach any of these covenants, undertakings, agreements or warranties you will indemnify BHP Billiton for all its costs arising from the breach.

You will be taken to have submitted a Tender when the Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, your Tender from your controlling participant through CHESS.
4.9 BHP Billiton’s rights to accept or reject Tenders and Tender Forms
At any time, BHP Billiton Limited may (at its sole discretion):
•	accept or reject any Tender or Tender Form; and/or

•	accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

BHP Billiton Limited will not accept any Tender or Tender Form that has been postmarked in the United States or Canada or that otherwise appears to BHP Billiton or its agents to have been sent or lodged from the United States or Canada.
4.10 BHP Billiton’s right to vary dates and times
While BHP Billiton Limited does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so by announcement to the ASX and without any other notice. Such an announcement will be taken to amend this booklet (and the other Buy-Back Documents) accordingly.
Without limitation, BHP Billiton reserves the right to terminate the Buy-Back at any time prior to the date on which BHP Billiton Limited enters into Buy-Back Contracts by making an announcement to the ASX to that effect.
4.11 BHP Billiton’s right to adjust Tenders
You are entitled to sell into the Buy-Back the lesser of:
•	the number of Shares registered in your name on 16 February 2007 (and which, in accordance with the applicable Settlement Rules, confer an entitlement to participate in the Buy-Back); and

•	the number of Shares you hold on the Closing Date,
(your ‘Entitled Shares ’).
If you submit one Tender of more than your Entitled Shares and BHP Billiton Limited accepts your Tender, BHP Billiton Limited will buy back only the number of your Entitled Shares.
If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, BHP Billiton Limited will buy back only the number of your Entitled Shares in the following order of priority:
•	first acquiring that number of Entitled Shares as forms part of your Tender with the largest Tender Discount, which is equal to or greater than the Buy-Back Discount, or submitted as a Final Price Tender (and, if you have chosen one, where your Minimum Price is satisfied); and

•	then acquiring the remaining number of your Entitled Shares from your Tender with the second highest Tender Discount, which is equal to or greater than the Buy-Back Discount (and, if you have chosen one, where your Minimum Price condition is satisfied) and will repeat this process until all of your Entitled Shares successfully tendered are bought back.

If you select more than one Minimum Price, your Tender will be deemed conditional on the highest Minimum Price you have specified.
4.12 Directors’ entitlements
Directors are entitled to participate in the Buy-Back, but the BHP Billiton Board has determined that all Directors and selected executives involved in implementing the Buy-Back should not participate in the Buy-Back in respect of Shares held beneficially by them. Accordingly, none of the Directors or selected executives involved in implementing the Buy-Back will participate in the Buy-Back.

4.13 ASIC and ASX relief
ASIC relief
ASIC has granted BHP Billiton Limited an exemption under subsection 257D(4) of the Corporations Act. This exemption permits the Company:
•	to conduct the Buy-Back in substantially the same manner as an equal access buy-back, in accordance with Division 2 of Part 2J.1 of the Corporations Act;

•	to use the scale back mechanism described in Section 1.17;

•	to invite all shareholders (other than Excluded Foreign Persons and any person who holds only Restricted Employee Shares) to offer for sale Shares in accordance with the terms and conditions of the Buy-Back Invitation;

•	to invite shareholders with 200 Shares or less to offer to sell Shares only if they submit one Tender for all their Shares at the same Tender Discount or as a Final Price Tender; and

•	not to accept any Tender received from an Excluded Foreign Person or in respect of Restricted Employee Shares,

provided certain conditions are met, including that the Buy-Back Price is calculated by applying the Tender Discount selected by BHP Billiton Limited following the end of the Tender Period to the Market Price and that eligible shareholders are permitted to lodge a Tender conditional on a Minimum Price.
ASX relief
The ASX has granted BHP Billiton Limited the following:
•	a waiver from Listing Rule 7.40 to permit BHP Billiton Limited to dispatch the Buy-Back Documents to shareholders within eight business days after the Buy-Back Record Date; and

•	a waiver from Listing Rule 3.8A to permit BHP Billiton Limited to lodge an Appendix 3F up to two business days after the Closing Date.
4.14 Privacy
BHP Billiton Limited is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable BHP Billiton Limited to process your Tender. If you do not provide this information, BHP Billiton Limited may be hindered in, or prevented from, processing your Tender.
The personal information collected by BHP Billiton Limited will only be disclosed to Computershare Investor Services Pty Limited, in their capacity as share registrar of BHP Billiton Limited, to a print and mail service provider, to BHP Billiton Limited’s advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.
If you wish to access the personal information collected by BHP Billiton Limited in relation to your shareholding, please write to BHP Billiton, c/- Computershare Investor Services Pty Limited at the mailing address set out on the Tender Form.
4.15 Applicable law
The Buy-Back Invitation, your Tender and any Buy-Back Contract generally are governed by the laws of Victoria, Australia.

5 Definitions and interpretation 5 Definitions and interpretation
5.1 Definitions
In the Buy-Back Documents unless the context otherwise requires ACT means Australian Capital Territory.
ADRs means American Depositary Receipts representing fully paid ordinary shares in the capital of BHP Billiton Limited.
ASIC means the Australian Securities and Investments Commission.
ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532), the securities clearing house of the ASX.
ASX means ASX Limited (ABN 98 008 624 691).
ASX Market Rules means the rules that form part of the operating rules of the ASX for the purposes of the Corporations Act.
ATO means the Australian Taxation Office.
BHP Billiton means BHP Billiton Limited and BHP Billiton Plc and their related entities.
BHP Billiton Limited or the Company means BHP Billiton Limited (ABN 49 004 028 077).
BHP Billiton Limited Share Register means the share register of BHP Billiton Limited maintained by the Registry.
Board or BHP Billiton Board means the Board of Directors of BHP Billiton Limited.
Buy-Back means the buy-back of Shares by way of a tender process as set out in the Buy-Back Documents.
Buy-Back Contract means the contract formed on the Buy-Back Date between you and BHP Billiton Limited if BHP Billiton Limited accepts your Tender.
Buy-Back Date means the date and time BHP Billiton Limited announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.
Buy-Back Discount means the discount to be selected by BHP Billiton Limited, being the largest discount within the range of 10 per cent to 14 per cent inclusive (at 1 per cent intervals), which enables BHP Billiton Limited to buy back the number of Shares that it determines to buy back.
Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.
Buy-Back Invitation means the invitation by BHP Billiton Limited to eligible shareholders to offer to sell Shares to BHP Billiton Limited as set out in the Buy-Back Documents.
Buy-Back Price means the price at which BHP Billiton Limited will buy back Shares from Tenders it accepts in the Buy-Back, rounded to the nearest cent. This price is determined by applying the Buy-Back Discount selected by BHP Billiton Limited to the Market Price.
Buy-Back Record Date means Friday, 16 February 2007 being the date of determination of shareholders entitled to participate in, and the number of BHP Billiton Limited ordinary shares entitled to be tendered into, the Buy-Back.
CGT means capital gains tax.
CHESS means the Clearing House Electronic Subregister System.
CHESS Holder means a holder of Shares on the CHESS subregister of BHP Billiton Limited.
CHESS Holding means a holding of Shares on the CHESS subregister of BHP Billiton Limited.
Class Ruling means the ruling to be issued by the ATO on the tax implications of the Buy-Back for shareholders of BHP Billiton Limited who participate in the Buy-Back.
Closing Date means Friday, 23 March 2007 unless BHP Billiton Limited announces a later date.
Corporations Act means the Corporations Act 2001 (Cth), as modified by the relief described in Section 4.13.
DLC means a dual listed companies structure effected by contractual arrangements between the companies such that the companies operate as a single economic entity.
EIS means any BHP Billiton Limited employee incentive scheme.
EIS Shares means Shares which are registered in the name of the EIS participant under the terms of an EIS on 16 February 2007, but excludes any Restricted Employee Shares.
Excluded Foreign Person means any person holding Shares:
•	to whom the Company would be prohibited from paying money pursuant to:
–	the Banking (Foreign Exchange) Regulations 1959 (Cth);

–	Part 4 of the Charter of the United Nations Act 1945 (Cth);

–	the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);

–	the Charter of United Nations (Sanctions — Afghanistan) Regulations 2001;

–	the Charter of the United Nations (Sanctions — Iraq) Regulations 2006 (Cth); or

–	any other act, rule or regulation prohibiting BHP Billiton from making payments to foreign persons;
•	to whom the Buy-Back Invitation may not lawfully be made under the laws of the jurisdiction in which they are resident; or

•	whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.
For the avoidance of doubt, Excluded Foreign Persons includes any person who is (or who is acting on behalf of or for the account of a person who is) in the United States, a US Person or a resident of Canada.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever BHP Billiton Limited determines it to be.
IFRS means the International Financial Reporting Standards.
Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of BHP Billiton Limited.
Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of BHP Billiton Limited.
Market Price means the VWAP (as defined) of BHP Billiton Limited ordinary shares on the ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by BHP Billiton Limited at 4.30pm (Melbourne time) on the Closing Date.
Minimum Price means one of the specified minimum prices on the Tender Form, which a shareholder may select in order for their Tender to be conditional upon the Buy-Back Price being equal to or greater than that amount.
Priority Allocation means 200 Shares or such lesser number of Shares as is required to ensure that BHP Billiton Limited is able to buy back only the number of Shares it determines to buy back.
Registry means Computershare Investor Services Pty Limited (ABN 48 078 279 277).
Restricted Employee Shares means fully paid ordinary shares of BHP Billiton Limited held pursuant to an EIS where, as at the Buy-Back Record Date, the holder is not entitled to sell those shares into the Buy-Back or where the shares are subject to forfeiture under the terms of that EIS.
Settlement Rules means the settlement rules of the ASTC or of the relevant stock exchange on which your Shares were acquired, as amended from time to time.
Shares means fully paid ordinary shares in the capital of BHP Billiton Limited on issue as at the Buy Back Record Date. For the avoidance of doubt, Shares do not include ADRs or Restricted Employee Shares.
Small Holding means a holding of fewer than or equal to 80 fully paid ordinary Shares, except that it will not be a Small Holding where the holder has become the registered holder of more shares in the Company as at the Closing Date than were held by the holder as at the Buy-Back Record Date.
Small Holding Tender has the meaning given to that term in Section 1.19.
Tax Value for the purposes of the Buy-Back means:
If the movement in the BHP Billiton Plc share price is significantly different from the movement in BHP Billiton Limited’s market price over the relevant period, BHP Billiton may approach the ATO to seek to vary the methodology used to determine the Tax Value.
Tender means a shareholder’s offer to sell nominated Shares back to BHP Billiton Limited at a specified Tender Discount or as a Final Price Tender and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this booklet.
Tender Discount means one of the specified discounts to the Market Price (from 10 per cent to 14 per cent inclusive, at 1 per cent intervals) as set out on the Tender Form.
Tender Form means the form of offer by a shareholder to sell their nominated Shares to BHP Billiton Limited under the Buy-Back, which is enclosed with this booklet, (and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents).
Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.
United States means United States of America, its territories and possessions, any State of the United States and the District of Columbia.
US Person has the meaning given by Regulation S under the United States Securities Act of 1933.
VWAP for a share over a period means the volume weighted average price including all trades on ASX’s trading platform including the closing single price auction, but excluding all off-market trades including but not limited to transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of the open session state, crossings during overnight trading, overseas trades, trades pursuant to the exercise of options over Shares, and any other trades that the Directors determine to exclude on the basis that the trades are not fairly reflective of supply and demand.
Withdrawal/Amendment Form means the form entitled ‘Withdrawal/Amendment Form’, a copy of which is included at the back of this booklet.
you or shareholder means a holder of Shares in BHP Billiton Limited.
5.2 Interpretation
In the Buy-Back Documents, unless the context otherwise requires:
•	singular includes the plural, and vice versa;

•	words importing one gender include other genders;

•	other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;

•	terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;

•	a reference to currency is to Australian dollars; and

•	a reference to time is to Melbourne time.
The postal acceptance rule does not apply to Tenders.
Contacts
If you have any questions in relation to the Buy-Back please call the BHP Billiton Buy-Back enquiry line:
Within Australia
1300 558 547
From outside Australia
+613 9415 4633
8.30am to 5.30pm (Melbourne time) on a business day.

6 Illustrative examples of completed Tender Forms

Step 1

The number of Shares tendered as a Final Price Tender (5000) was noted at Box B.

Step 2

The total number of Shares tendered (5000) was noted in Box D.

Step 3

Contact details were noted in Box E.

Step 4

The shareholder signed at Box F and the completed and signed Tender Form was then mailed, faxed or delivered to the Registry.

This is an example only – please note actual Issuer Sponsored Holder Tender Form is yellow in colour.

---

bhpbilliton

BHP Billiton Limited
ABN 49 004 028 077

000001
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
If you do not wish to participate in the Buy-Back do not return this form.
Please refer to the instructions on the back of this form.

Securityholder Reference Number (SRN)

I 1234567890 IND

Please complete the following using black ink only

EXAMPLE ONLY

Sample Customer (Contact Name) — (03) 9999 9999 (Contact Daytime Telephone) — 15 / 3 / 07 (Date)

F Please sign within the appropriate boxes below.

☐ A$19.50 ☐ A$21.00 ☐ A$22.50 ☐ A$24.00

B H P

32

6 Illustrative examples of completed Tender Forms The following examples of completed Tender Forms are provided for illustrative purposes only. BHP Billiton is not providing any advice as to whether you should tender your Shares, or at what discount(s) you should tender. Participation in the Buy-Back is entirely at your discretion. If you do not want to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back. If, after referring to this Buy-Back booklet, you decide to participate in the Buy-Back, please refer to the instructions on the back of your personalised Tender Form when completing it. Issuer Sponsored Holder tendering only as a Final Price Tender (example only) In the example below, an Issuer Sponsored Holder has elected to tender part of their holding (5000 Shares) as a Final Price Tender. The steps taken in completing the Tender Form were as follows:
6 Illustrative examples of completed Tender Forms

Issuer Sponsored Holder tendering at a 12 per cent Tender Discount and with a Minimum Price condition (example only)
In the example below, an Issuer Sponsored Holder has elected to tender their entire holding (10 000 Shares) at a 12 per cent Tender Discount and with a Minimum Price condition. The steps taken in completing the Tender Form were as follows:

6. Illustrative examples of completed Tender Forms continued
CHESS Holder tendering at both specified Tender Discounts and as a Final Price Tender (example only)
In the example below, a CHESS Holder has elected to tender their entire holding (7000) at a combination of Tender Discounts and as a Final Price Tender. The steps taken in completing the Tender Form were as follows:

Please insert your name and address details

Please insert your Securityholder Reference Number (SRN) or Holder Identification Number (HIN)

I/we tender the following Shares to BHP Billiton Limited at the specified Tender Discount(s) and/or as a Final Price Tender, on the terms and conditions set out in the Buy-Back Documents:

Withdrawal/Amendment Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL ADVISER.
Please refer to the instructions on the back of this form.

Tick one box only. One box must be completed.

☐	Withdrawal: I/we withdraw my/our previous Tender(s) in accordance with the Buy-Back booklet (complete Box F only).

OR

☐	Amendment: I/we withdraw my/our previous Tender(s) in accordance with the Buy-Back booklet and wish to submit a replacement Tender(s) as set out below (complete Boxes A to G).

A	Shares you can tender as at 16 February 2007

B	Insert the number of Shares (if any) you wish to tender as a Final Price Tender.	☐☐☐☐☐☐☐☐	as a FINAL PRICE TENDER

C	Insert the number of Shares (if any) you wish to tender next to the Tender Discount(s) at which you wish to tender those Shares.	☐☐☐☐☐☐☐☐	at a 14% Tender Discount

		☐☐☐☐☐☐☐☐	at a 13% Tender Discount

		☐☐☐☐☐☐☐☐	at a 12% Tender Discount

		☐☐☐☐☐☐☐☐	at an 11% Tender Discount

		☐☐☐☐☐☐☐☐	at a 10% Tender Discount

D	TOTAL NUMBER OF SHARES TENDERED Add up the number of Shares in Boxes B and C and write that number in Box D.	☐☐☐☐☐☐☐☐	The number of Shares in Box D must not be more than the number in Box A.

E	Please provide your contact details in case we need to speak to you about your Tender:

/ /
	Contact Name	Contact Daytime Telephone	Date

F	Please sign within the appropriate boxes below.
	Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3

	Sole Director and Sole Company Secretary	Director/Company Secretary	Director

G	THIS BOX G IS OPTIONAL — EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the following prices. You will not receive less than this amount for your Shares, however your Shares will not be bought back if the Minimum Price you tick is higher than the Buy- Back Price.

☐	A$19.50	☐	A$21.00	☐	A$22.50	☐	A$24.00
WITHDRAWAL / AMENDMENT FORMS MUST BE RECEIVED BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 23 MARCH 2007

B H P	+

BHP BILLITON LIMITED
ABN 49 004 028 077
Withdrawing or Amending your Tender(s)
Shareholders who have tendered their Shares into the Buy-Back and who now wish to either withdraw or amend their Tender(s) must lodge this Withdrawal/Amendment Form.
How to complete the Withdrawal/Amendment Form
The instructions below are cross-referenced to the relevant section of this form. Defined terms have the same meaning as in the Buy-Back booklet.
Please complete the form using black ink only. Mark only one of the two boxes:

Withdrawal – Tick the “Withdrawal” Box if you wish to withdraw your previous Tender(s) and you do not wish to submit a new replacement Tender(s). Please complete Box F.	or	Amendment – Tick the “Amendment” Box if you wish to amend your previous Tender(s) and submit a new replacement Tender(s). Please complete Box A through to Box G.

A	Insert the total number of Shares registered in your name as at 16 February 2007 that confer an entitlement to participate in t he Buy-Back. If you wish to participate in the Buy-Back, you can offer to sell some or all of these Shares to BHP Billiton Limited by ticking the Amendment box and following the instructions set out below. If you need to check the total number of Shares you may tender into the Buy-Back, please call the BHP Billiton Limited Buy-Back enquiry line on 1300 558 547 (within Australia) or +61 3 9415 4633 (from outside Australia).

B	Final Price Tender		C	Tender Discount
	Insert the number of Shares			Insert the number of Shares (if any) you wish to tender at the specified Tender Discount. You may offer to sell parcels of Shares at up to 5 different specified T ender Discounts. Each parcel is treated as a separate Tender.
	(if any) you wish to tender as	AND/OR
a Final Price Tender.

D	After indicating the number of Shares you wish to tender as a Final Price Tender (Box B) and/or at a specified Tender Discount( s ) (Box C), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

Note that the number of Shares in Box D must not be more than the number of Shares in Box A.

If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have of fered only the number of Shares shown in Box A and, if you have selected more than one Tender Discount and/or a Final Price Tender, your Tender will be adjusted in the manner set out in Section 4.11 of the Buy-Back booklet.

If you hold 200 Shares or less, you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

If you hold more than 200 Shares, you may tender different parcels of Shares at one or more Tender Discounts and/or as a Final Price T ender. However, you must tender a minimum of 200 Shares in aggregate.

E	Please provide your contact details in case we need to speak to you about your Tender Form.

F	You must sign this form in Box F. By signing and returning this Withdrawal/Amendment Form, you acknowledge that you have read and understood the Buy-Back booklet and agree to, and make an offer to sell your shares on, the terms and conditions set out in the Buy-Back D ocuments (including the warranties, authorisations and undertakings set out in Section 4.8 of the Buy-Back booklet).

Individual holders	Where a holding is in one name, the registered shareholder must sign.

Joint holders	All holders must sign.

Under Power of Attorney	If not already noted by the Registry, an originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.
Deceased Estate	All executors should sign and, if not already noted by the Registry, send an originally certified copy of probate or letters of administration to the Registry.
Company	This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

By signing this Tender Form you confirm that you are not an Excluded Foreign Person and, in particular, are not (i) in the Unit ed States, a US Person (as defined in the Buy-Back booklet) or a resident of Canada; or (ii) tendering any Shares by means of this Tender Form on behalf o f or for the account of a person in the United States, a US Person or a resident of Canada. ADRs and Restricted Employee Shares may not be tendered into the Buy-Back.

G	THIS BOX G IS OPTIONAL – EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not be paid less than this amount for your Shares, however if the Minimum Price you select is higher than the Buy-Back Price your Shares will not be bought back. If you complete Box G, you must also complete Box B and/or Box C. Tick no more than one Minimum Price in Box G – if you tick more than one Mini mum Price, your Tender will be deemed to be conditional on the highest Minimum Price that you have specified.

BHP Billiton Limited will not accept Withdrawal/Amendment Forms from any person (or person acting on behalf of or for the accoun t of a person who is) in the United States, a US Person or a resident of Canada or any Withdrawal/Amendment Form that has been postmarked in, or otherwi se appears to BHP Billiton Limited or its agents to have been sent from, the United States or Canada.
Payment for Shares bought back
 BHP Billiton Limited will dispatch payment for Shares bought back no later than 2 April 2007.
Submitting your Withdrawal/Amendment Form

CHESS Holdings	Issuer Sponsored Holdings
You will need to contact your controlling participant	Your completed Withdrawal/Amendment Form must be received no later than 7.00pm (Melbourne time) on
(usually your broker) in sufficient time for your	23 March 2007, at:
controlling participant to process your	If sending by mail	If delivery in person	If sending by facsimile
Withdrawal/Amendment Form no later than 7.00pm	BHP Billiton Limited Buy-Back	(during business hours only)	BHP Billiton Limited Buy-Back
(Melbourne time) on 23 March 2007. Do not send	C/o Computershare Investor Services	BHP Billiton Limited Buy-Back	+61 3 9473 2507
your Withdrawal/Amendment Form to the Registry.	Pty Limited	C/o Computershare Investor Services
	GPO Box 4261	Pty Limited
	MELBOURNE VIC 8060	Yarra Falls
	AUSTRALIA	452 Johnston Street
ABBOTSFORD VIC 3067
AUSTRALIA
This Withdrawal/Amendment Form relates to the BHP Billiton Limited Buy-Back booklet dated
9 February 2007 and should be read in conjunction with that booklet.
If you require further information on how to complete this form please contact the BHP Billiton Limited Buy-Back enquiry line on 1300 558 547 (within Australia) or +61 3 9415 4633 (from outside Australia).

WITHDRAWAL/AMENDMENT FORMS MUST BE RECEIVED BY 7.00PM (MELBOURNE TIME) ON FRIDAY, 23 MARCH 2007.

FINANCIAL ADVISERS	LEGAL ADVISER	TAXATION ADVISER

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited
Date: 20 February 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary